                 Filed by Board of Trade of the City of Chicago, Inc. (CBOT) Subject Company -- Board of Trade of the City of Chicago, Inc. Pursuant to Rule 425 under the Securities Act of 1933
                 File No. 132-01854

                                 *  *  *  *

The following letter was filed with the Securities and Exchange Commission on December 11, 2000 and is currently available to CBOT members at the CBOT's Office of the General Counsel.



                               December 11, 2000



Jonathan G. Katz
Secretary
Securities and Exchange Commission
450 5th Street, N.W., Room 6507
Mail Stop 0609
Washington, D.C.  20549

          Re:  SEC Release No. 34-43521; File No. SR-CBOE-00-44;
               65 Fed. Reg. 69585 (Nov. 17, 2000)
               -------------------------------------------------

Dear Mr. Katz:

          The Board of Trade of the City of Chicago, Inc. is pleased to submit this comment letter on the Proposed Rule Change filed by the Chicago Board Options Exchange, Inc., SEC Release No. 34-43521, File No. SR-CBOE-00-44. The Board of Trade, on behalf of its members, has a direct and substantial stake in CBOE's proposal. On the basis of misinformation about the Board of Trade's plans to restructure its business operations and misapprehension of the Board of Trade's current and planned electronic trading practices, CBOE has proposed to eliminate valuable rights guaranteed by law to 1402 full members of the Board of Trade. CBOE's actions have no basis in fact or law and violate multiple provisions of the Securities Exchange Act of 1934. The Commission should therefore disapprove the Proposed Rule Change under Section 19(b)(2) of the Securities Exchange Act of 1934.

          Commission action at this time on the Proposed Rule Change would also be premature. The Board of Trade has filed a breach of contract action involving whether CBOE's

Jonathan G. Katz
December 11, 2000
Page 2





proposal violates the 1992 contract between CBOE and the Board of Trade. The 1992 contract expressly authorizes either party to bring such suits to enforce its provisions. The Board of Trade's suit is now pending in state court in Illinois and is receiving expedited attention. At least until the court acts, the Commission should preserve its resources and defer consideration of CBOE's Proposed Rule Change.

SUMMARY OF POSITION
-------------------

          CBOE's Proposed Rule Change (Exh. A) would eviscerate important legal rights of Board of Trade members based upon a mythical "cap" CBOE now claims has always existed on the number of Board of Trade members who may actually exercise those rights. Since 1972, Article Fifth(b) of CBOE's Articles of Incorporation (Exh. B) has guaranteed "every present and future member" of the Board of Trade the right to become a member of CBOE "notwithstanding any such limitation on the number of members and without the necessity of acquiring such membership for consideration or value." That legal right is known as the Exercise Right and was granted to "every present and future" Board of Trade member when the Board of Trade created CBOE in 1972.

          CBOE and the Board of Trade disagreed about the scope of the Exercise Right for many years. Ultimately, the two exchanges entered into a contract in 1992 to "clarify and solidify" the Exercise Right of Board of Trade full members. 1992 Agreement, Q & A, Ques. 1 (Exh. C). That 1992 Agreement confirms that "only the One Thousand Four Hundred Two (1402) existing
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Jonathan G. Katz
December 11, 2000
Page 3




CBOT Full Memberships shall be deemed to be CBOT Full Memberships entitled to
Exercise Rights under Article Fifth(b). . . ." 1992 Agreement, (P)2(c) (Exh. C).
A Full Member of the Board of Trade is defined by the 1992 Agreement as a member eligible to trade as a principal and broker in all contracts at the Board of Trade. (Other classes of Board of Trade Members are eligible to trade as principal and broker some, but not all, Board of Trade contracts.) Thus, the 1992 Agreement reconfirms that the Exercise Right is held by all 1402 Board of Trade Full Members.

          The 1992 Agreement also provides that the CBOE will interpret Article Fifth(b) "in accordance with the provisions of this Agreement" and that either party "may bring suit to enforce the terms of this Agreement and to recover damages for any breach of this Agreement." (Exh. C (P)(P)4(d) and 6(c)) The 1992 Agreement and an implementing CBOE rule change were submitted to and approved by the Commission in 1993. (Exh. D) A similar Board of Trade rule change to implement the 1992 Agreement was filed with and made effective by the Commodity Futures Trading Commission under the Commodity Exchange Act.

          CBOE has issued its Proposed Rule Change now because, according to CBOE, the Board of Trade's plan to become a for profit company with enhanced electronic trading capabilities makes it "probable that all 1402 of the present full members of CBOT, or their lessees, would chose [sic] to exercise to trade on the CBOE." See 65 Fed. Reg. at 69589. (Today about 710 of the Board of Trade's 1402 Full Members have exercised their right to become CBOE members at no cost.) CBOE claims that its trading facilities would be strained beyond capacity and the value of its
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Jonathan G. Katz
December 11, 2000
Page 4



memberships diluted if all 1402 Board of Trade full members exercised their legal right to CBOE membership under Article Fifth(b). See ibid. CBOE's purpose in offering the Proposed Rule Change is to block about half of the 1402 Board of Trade members that are guaranteed the Exercise Right under Article Fifth(b) from exercising their right to membership in CBOE.

          Ironically, CBOE agrees with the Board of Trade that today 1402 members of the Board of Trade possess the Exercise Right. As the preamble accompanying CBOE's Proposed Rule Change confirms, CBOE admits that Article Fifth(b) contains "the right of the 1402 full members of the [Board of Trade] to become members of CBOE without having to purchase a CBOE membership." 65 Fed. Reg. 69585 (Nov. 17, 2000). While conceding the existence of that right, CBOE's legal view is that allowing each of those Board of Trade full members to exercise that right would be "inconsistent with the language and purpose of Article Fifth(b) and the 1992 Agreement." 65 Fed. Reg. at 69589. CBOE's Proposed Rule Change is grounded, as a matter of law, in that central assertion. According to CBOE, Article Fifth(b) and the 1992 Agreement guarantee the Exercise Right to each of the 1402 Board of Trade full members unless more than 450-700 of these members want to exercise the Right, in which case CBOE conjures up a ceiling on the number of members who may actually use their Article Fifth(b) right to become CBOE members.

          CBOE offers no evidence in the language of Article Fifth(b) or the 1992 Agreement to support its assertion. Nor could it. CBOE's legal position can best be summarized this way. When Article Fifth(b) says "every" member, it really means "some" members. When Article Fifth(b)
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Jonathan G. Katz
December 11, 2000
Page 5



grants the Exercise Right "notwithstanding any such limitation on the number of [CBOE] members," it really means to impose a limit on the number of exerciser members. When the 1992 Agreement uses the number "1402," it really means "700 or less." When the 1992 Agreement uses the word "entitled," it really means "might be allowed." And the Exercise Right itself is not a legal right at all, but a selective opportunity that CBOE controls at its discretion. CBOE's Proposed Rule Change does not "interpret" Article Fifth(b) and the 1992 Agreement; it rewrites them.

          The Commission should reject CBOE's Proposed Rule Change for several reasons. By barring each of the 1402 Board of Trade full members from exercising their rights to CBOE membership, CBOE's Proposed Rule Change would prevent each of those members from competing with other CBOE members on the CBOE floor. CBOE has not shown, and cannot show, why burdening competition in this manner would be necessary and appropriate in furtherance of the purposes of the Exchange Act, especially where exchange rules guarantee that right. Thus, the Proposed Rule Change violates Section 6(b)(8) of the Exchange Act.

          CBOE's Proposed Rule Change also runs afoul of other statutory provisions. CBOE's view is that since it no longer wants to be bound by Article Fifth(b), it may "interpret" it away. But the Exchange Act does not allow CBOE to discard legal rights embodied in exchange rules just because doing so would suit its purposes. Denying 1402 Board of Trade full members the rights CBOE admits those members have under Article Fifth(b) is not only inconsistent with the rules of the exchange in violation of Sections 6(b)(1) and 19(g)(1) of the Exchange Act, it is incompatible
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Jonathan G. Katz
December 11, 2000
Page 6




with the promotion of just and equitable principles of trade and the public interest required by Section 6(b)(5). Because the substance of CBOE's proposed interpretation is inconsistent with the Exchange Act, CBOE's Proposed Rule Change should not be approved.

          Even if the substance of CBOE's proposed interpretation did not conflict with the Act, the proposed rule could not be approved consistent with
Section 6(b) because it was adopted in violation of CBOE's own rules for amending the Exercise Right under Article Fifth(b). Article Fifth(b) is an exchange rule that provides: "No amendment may be made with respect to this paragraph (b) of Article Fifth without the prior approval of not less than 80% of (i) the members of the Corporation admitted pursuant to this paragraph (b) and (ii) the members of the Corporation admitted other than pursuant to this paragraph (b), each such category of members voting as a separate class." (Exh. B, Article Fifth(b)) CBOE's Proposed Rule Change would amend the Exercise Right granted in Article Fifth(b) without any membership vote, much less a class vote of its Exerciser Members. The Commission should therefore reject the Proposed Rule Change because the procedure CBOE followed in its adoption violates exchange rules contrary to Section 6(b)(1) of the Exchange Act.

          In addition to violating multiple provisions of the Exchange Act, CBOE's Proposed Rule Change relies on factual predicates that are simply wrong. In its attempt to justify its proposed rule, CBOE mischaracterizes: 1) the Board of Trade's restructuring proposal; 2) electronic trading at the Board of Trade; and 3) the current ability of exerciser members to trade at both CBOE and the
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Jonathan G. Katz
December 11, 2000
Page 7



Board of Trade. With respect to restructuring, the Board of Trade is preparing a Form S-4 Registration statement concerning the Board of Trade's proposed reorganization and related business plans involving its subsidiary Electronic Chicago Board of Trade, Inc. We will summarize the basic elements of the proposed restructuring in this letter as best we can now, with the caveat that any representations or discussions in the to-be-filed Form S-4 will override the contents of this letter. When that filing is made with the Commission, the Board of Trade will ask that the Form S-4 be included in the record of this proceeding so that the Commission will have an accurate factual record of the Board of Trade's restructuring for purposes of its consideration of CBOE's Proposed Rule Change.

          With respect to CBOE's other mischaracterizations, CBOE's Proposed Rule Change is based upon the erroneous assertions that: (1) no exerciser member may trade on both exchanges; (2) agricultural futures contracts are not currently traded electronically at the Board of Trade; and (3) nonmembers of the Board of Trade may not trade any Board of Trade futures contracts electronically. As has been the case for decades, exerciser members can and do trade on both CBOE and the Board of Trade. For example, any CBOE exerciser may currently trade, during the same day, options on the CBOE trading floor, futures in the Board of Trade's trading pits, and agricultural and financial futures contracts at night on the Board of Trade's existing electronic trading system, called a/c/e (the Alliance of the Chicago Board of Trade and EUREX, a Swiss German electronic futures exchange). Similarly, any exerciser member may currently place orders by telephone for Board of
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Jonathan G. Katz
December 11, 2000
Page 8



Trade contracts traded in any pit during the trading day while he or she is physically present at CBOE.

          Available technology also currently enables Board of Trade member firms to give their customers, who are not members of the exchange, electronic access to Board of Trade contracts on the a/c/e system with minor timing differences from member trades. Indeed, many Board of Trade member firms trumpet this technological achievement to their customers through their web-sites and other public relations media. CBOE's concern that an open access policy would democratize market access for nonmembers in the future is thus in many ways already a market reality. If CBOE is complaining that this combination of technological advancement, open competition and enhanced market transparency justifies its Proposed Rule Change, its proposal can hardly be squared with the Exchange Act's public interest and pro-competition mandates.

I.   PROCEDURAL STATUS; REQUEST FOR A STAY OF CONSIDERATION.
     -------------------------------------------------------

          Again, the Commission's consideration of CBOE's Proposed Rule Change at this time would be premature. CBOE's proposal plainly breaches its 1992 contract with the Board of Trade. The contract reconfirms that 1402 Board of Trade full members possess the Exercise Right. CBOE's proposal attempts to eliminate that right for at least half of those full members in blatant violation of the Agreement by unilaterally interpreting "1402" to mean "700 or less."

Jonathan G. Katz
December 11, 2000
Page 9


          In CBOE's words, its Proposed Rule Change is an "interpretation of Article Fifth of the CBOE Certificate of Incorporation as interpreted in" the 1992 Agreement. 65 Fed. Reg. at 69585. While CBOE may properly interpret exchange rules, the 1992 Agreement is not an exchange rule. It is a binding contract between two private parties./1/ If CBOE imposes new restrictions on the Exercise Right that amend or modify that right in any way, CBOE is acting in breach of the contract. Yet that is just what CBOE's proposal attempts to do.

          CBOE asserts that the Board of Trade's planned restructuring and enhanced electronic trading capabilities somehow empower CBOE to promulgate a unilateral rewrite of the 1992 Agreement, style that rewrite a rule change, obtain Commission approval and avoid any breach of contract action. CBOE's position ignores four specific aspects of the 1992 Agreement.

          First, the 1992 Agreement requires CBOE to interpret Article Fifth(b) "in accordance with the provisions of" the contract. (Exh. C, (P) 4(d) at 7) Thus, any CBOE interpretation of Article Fifth(b) is constrained by, and must conform to, the contract's terms.


-------------------------
     /1/ CBOE's Memorandum of Law In Support of its Motion to Dismiss filed December 1, 2000 in the State court contract action contends (at page 4) that the "SEC approved the terms of the 1992 Agreement, which thereby became effective as a CBOE rule change in accordance with federal law." The 1992 Agreement is not an exchange rule. It is a contract that among other things called for the Board of Trade and CBOE each to amend its respective rules and submit these rule changes to its regulator, the CFTC or the Commission. (Exh. C
(P) 2(d), 4; (P) 3(4), 6) At no time in 1992 did CBOE label the 1992 Agreement a rule change. Nor did the Board of Trade. Instead, the 1992 Agreement was, and is, a binding contract between the private parties that clarified the legal rights of members of one exchange to become members of the other exchange.
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Jonathan G. Katz
December 11, 2000
Page 10



          Second, the 1992 Agreement requires CBOE to obtain "the written consent of the CBOT" if CBOE's existing rule confirming the Exercise Right is to be "amended or modified in any way" (Exh. C (P) 4(b) at 6-7). CBOE has never even requested, and the Board of Trade has certainly never provided, that requisite written consent for CBOE's self-styled Proposed Rule Change.

          Third, the 1992 Agreement enumerates three conditions the Board of Trade must meet if it wants to preserve the Exercise Right after restructuring. The Board of Trade's restructuring proposal clearly satisfies each of these conditions:

             . following restructuring, the Board of Trade will be an exchange providing a market in futures contacts;

             . following restructuring, the 1402 Board of Trade full members will be retain their status as members of the exchange; and

             . following restructuring, those members -- and only those members -- will have full trading rights and privileges in all products on the exchange.

(Exh. C (P) 3(d) at 5-6) Thus, CBOE does not propose to invalidate the Exercise Right for breaching any of the restructuring conditions under the Agreement.

          Fourth, Paragraph 6(c) of the 1992 Agreement authorizes both CBOE and the Board of Trade to "bring suit to enforce the terms of the Agreement" and "to recover damages for any breach." Pursuant to this provision, the Board of Trade has brought suit to enforce its members' rights against CBOE and to have CBOE's proposal declared inconsistent with, and invalid under, the Agreement. Board of Trade of the City of Chicago, Inc. v. Chicago Board Options Exchange, Inc. Civ. Action No. 00 CH 15000, (Cook County Circuit Court, Chancery Division, Oct. 17, 2000.)

Jonathan G. Katz
December 11, 2000
Page 11


The breach of contract remedy authorized by Paragraph 6(c) recognizes that disputes could arise between the CBOE and Board of Trade under the Agreement and provides a specific mechanism for resolving those disputes.

          Put simply, whether CBOE's actions comply with the 1992 contract is an issue for the courts. Whether the Proposed Rule Change complies with the Exchange Act is an issue for the Commission. At its core, this dispute is a contract action. The Board of Trade entered into a contract with CBOE in 1992. We believe CBOE has breached that contract. We are pursuing our rights under the contract to remedy that breach. Until the state court has ruled on our contract action, any action by the Commission on CBOE's Proposed Rule Change would be premature and ill-advised.

          If the court agrees with our position and finds CBOE to have breached the 1992 Agreement, CBOE should withdraw its Proposed Rule Change. If the court agrees with CBOE and concludes that the Proposed Rule Change does not breach the 1992 Agreement, then and only then, should the Commission consider whether the Proposed Rule Change should be approved under the Exchange Act. In the interim, while we await the court's decision, we would urge the Commission to defer action on the Proposed Rule Change in the interest of preserving its administrative resources.

          CBOE disagrees with this approach to resolving the current conflict because it claims that our breach of contract action is really nothing more than a membership dispute that only the

Jonathan G. Katz
December 11, 2000
Page 12


Commission may resolve. CBOE is incorrect. Our contract action turns on issues that state courts regularly and appropriately decide by looking at the four corners of contractual agreements. More importantly, only state courts, not the Commission, may award the damages remedy for breach that the parties expressly provided for in Paragraph 6(c) of the 1992 Agreement. Thus, litigating this contract action in state court is the only means of resolving the current dispute that is consistent with the Agreement.


II.  CBOE's PROPOSED RULE CHANGE.
     ----------------------------

          On October 10, 2000, CBOE submitted to the Commission amendment #1 to its Proposed Rule Change Relating to an Interpretation of Paragraph (b) of Article Fifth of its Certificate of Incorporation. That amended Proposed Rule Change was published for public comment in the Federal Register on November 17, 2000. See 65 Fed. Reg. 69585. According to CBOE, the Proposed Rule Change substantively concerns "the effect of the proposed restructuring of the CBOE [sic, Board of Trade] or other action that may be taken by CBOT to change its trading rules or procedures on the right of 1402 full members of the CBOT to become members of CBOE without having to purchase a CBOE membership (the 'Exercise Right')." Ibid.

          In terms of the Board of Trade's restructuring, the Proposed Rule Change states that the Board of Trade could restructure as a for profit stock corporation without affecting the Exercise Right for those "persons who become stockholders of CBOT in the restructuring as a result of their
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Jonathan G. Katz
December 11, 2000
Page 13


ownership of one of the 1402 full CBOT memberships." 65 Fed. Reg. at 69586. But those same members would lose their Exercise Right under the Proposed Rule Change unless they "retain all of the stock and other interests that may be distributed to them in respect of their full CBOT memberships and continue to hold all of the trading rights and privileges in respect of CBOT that they held in their former status as full members of CBOT." Ibid. In other words, if, after restructuring, any Board of Trade full member sells even one share of the stock issued by the new for profit Board of Trade, that member would forfeit the Exercise Right. This amendment we will call the Stock Retention Amendment to the Exercise Right.

          CBOE's Proposed Rule Change would amend the Exercise Right in three other ways. Each relates to Board of Trade trading practices even if adopted separate and apart from the restructuring plan. Indeed, in most respects, each of these trading practices already exists at the Board of Trade today, at least as a practical matter.

          First, under the Proposed Rule Change, the Exercise Right would "terminate immediately for all 1402 CBOT full members or the stockholder equivalents of such members (of [sic] their delegates) if, whether as a part of a demutualization or other restructuring of the CBOT or otherwise, CBOT changes its trading rules and procedures so as to extend the right to trade all CBOT products, electronically or otherwise, to persons who are not CBOT Full Members or the stockholder equivalents of such members (or their delegates). . . ." 65
Fed. Reg. at 69586. This amendment we will call the Customer Access Amendment to the Exercise Right.

Jonathan G. Katz
December 11, 2000
Page 14


          Second, the Proposed Rule Change would "terminate" the Exercise Right "immediately" "if . . . CBOT Full Members or the stockholder equivalents of such members (or their delegates) would be able to trade all CBOT products directly on CBOT at the same time as they are trading on the Exchange as exerciser-members." This amendment we will call the Dual Access Amendment to the Exercise Right.

          Third, for reasons that are not clear, CBOE appears to link the Dual Access Amendment to its complaint that the Board of Trade may "trade all CBOT products on the electronic trading system, including its agricultural contracts and other products heretofore traded only by CBOT Full Members on the CBOT open-outcry trading floor." 65 Fed Reg at 69586. While not technically part of the Proposed Rule Change, CBOE's preamble claims that "The proposed restructuring of CBOT and the proposed modification of the way in which agricultural products are traded will extinguish the Exercise Right, whether implemented together or separately." 65 Fed. Reg. at 69588. This amendment we will call the Agricultural Trading Amendment to the Exerciser Right.

          CBOE's Proposed Rule Change also contemplates that if the Exercise Right is extinguished it will propose a plan to address the need for fair and orderly trading on CBOE without its exerciser members "and at the same time will be fair to the 1402 former members of CBOT who will have lost their Exercise Rights." 65 Fed Reg at 69586. That plan will be submitted for approval to CBOE's membership and the Commission. In the interim period of at least six months, CBOE would allow those exerciser members who had become CBOE members by August 28, 2000, to

Jonathan G. Katz
December 11, 2000
Page 15


retain their membership status. Thus, a Board of Trade full member who today (or any day after August 28 of this year) exercises his Article Fifth(b) right to become a member of CBOE would have that right immediately terminated whenever CBOE divines that the conditions that the Customer Access, Dual Access or Agricultural Trading Amendments impose on the Exercise Right have been violated.


III. ARTICLE FIFTH(b) AND THE EXERCISE RIGHT.
     ----------------------------------------

          No one disputes that CBOE's Proposed Rule Change concerns Article Fifth(b) of CBOE's Certificate of Incorporation. Article Fifth(b) provides in full:

          In recognition of the special contribution made to the organization and development of the corporation by the members of the Board of Trade of the City of Chicago, a Corporation organized and existing by Special Legislative Charter of the General Assembly of the State of Illinois, and for the further purpose of promoting the growth and liquidity of the Corporation, developing a broad financial base of dues-paying members, and assuring participation on a continuing basis of persons experienced in the trading and clearing of contracts for future purchase or delivery on a central marketplace, every present and future member of said Board of Trade who applies for membership in the Corporation and who otherwise qualifies shall, so long as he remains a member of said Board of Trade, be entitled to be a member of the Corporation notwithstanding any such limitation on the number of members and without the necessity of acquiring such membership for consideration or value from the Corporation, its members or elsewhere. Members of the Corporation admitted pursuant to this paragraph (b) shall, as a condition of membership in the Corporation, be subject to fees, dues, assessments and other like charges, and shall otherwise be vested with all rights and privileges and subject to all obligations of membership, as provided in the by-

Jonathan G. Katz
December 11, 2000
Page 16


          laws. No amendment may be made with respect to this paragraph (b) of Article Fifth without the prior approval of not less than 80% of (i) the members of the Corporation admitted pursuant to this paragraph (b) and (ii) the members of the Corporation admitted other than pursuant to this paragraph (b), each such category of members voting as a separate class; provided, however, that any amendment to this paragraph (b) which is required under a final order of any court or regulatory agency having jurisdiction in the matter may be made in accordance with the provisions of Article Twelfth covering amendments to this Certificate of Incorporation generally, without regard to the above provisions concerning such 80% vote by classes.

(Exh. B)

          The history of the Exercise Right is instructive. The Board of Trade created both CBOE and the Exercise of Right in 1972. Since then, CBOE has periodically attempted to limit or extinguish the Right, often in response to market innovations at the Board of Trade. However, at no time since its creation has the Exercise Right been considered by anyone, including CBOE, to belong to less than the 1402 Eligible Full Members of the Board of Trade or to be limited in any of the ways contemplated by the Proposed Rule Change.

     A.   CBOE's Creation.
          ----------------

          As the Commission is aware, in the early 1970's the Chicago Board of Trade developed the first centralized market for trading securities options.
The Board of Trade believed that a centralized options market would increase the trading opportunities of its members, bring in additional revenue, provide financial stability during "slack" periods in the futures market, and broaden participation in the future markets. See Formation of a Securities Options
Market: Some

Jonathan G. Katz
December 11, 2000
Page 17


Questions and Answers, June 1971, Question 1 (Exh. E). To achieve these goals, the Board of Trade designed and created the Chicago Board of Options Exchange, Inc.

          The Board of Trade initially contemplated that the options exchange would simply occupy one "ring" on the CBOT's trading floor and that only Board of Trade members would be eligible for membership. See Board of Trade Options:
Planning Toward Implementation, A Chicago Board of Trade Staff Presentation, March 1969 at 14-15 (Exh. F). Although the Board of Trade ultimately established the CBOE as a separate entity for regulatory reasons,/2/ CBOE has long acknowledged its heritage. See Memorandum, April 10, 1973, from CBOE to Board of Trade Members (Exh. G) ("The long awaited birth of your CBOE offspring is now at hand."). CBOE's organizational structure and initial leadership further evidence its close affiliation with the Board of Trade. The initial CBOE board of directors was composed almost entirely of Board of Trade members, and the signatories of CBOE's Certificate of Incorporation were all directors of the Board of Trade.

          CBOE's founders considered various proposals for compensating Board of Trade members for their efforts in developing the options exchange before they settled on the Exercise Right as a solution that would both compensate Board of Trade members and facilitate the growth and liquidity of the new CBOE. Thus, a royalty arrangement pursuant to which Board of Trade members would receive a monetary return on their investment in the new options exchange was

--------------------------
     /2/ As part of CBOE's creation, the Board of Trade dropped its registration as a national securities exchange.
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Jonathan G. Katz
December 11, 2000
Page 18


rejected in favor of the permanent right of access guaranteed in Article Fifth(b) of CBOE's Certificate of Incorporation. As CBOE itself explained:

          [T]he decision was that the contributions of the Board of Trade membership to the development of this new trading medium, and the need to encourage participation by Board of Trade members in order to make it viable, called for extending them a right to participate in the Options Exchange without having to purchase . . . separate membership[s].

CBOE Director's Orientation Brief, January 1972, at 3 (Exh. H).

          In creating the Exercise Right, CBOE and the Board of Trade carefully considered whether a Board of Trade member's right to membership in the options exchange should be limited or permanent, a separate personal property right, or a right "attached" to Board of Trade membership. See Report of Board of Trade Executive Committee to Board of Directors, November 9, 1971, at 203 (Exh. I). The planners ultimately decided that the right to CBOE membership should be a permanent right, inherent in and inseparable from every present and future Board of Trade membership. Thus from CBOE's inception in 1972 the Exercise Right constituted one of the core privileges attending Board of Trade membership:

          This right to [options exchange] membership, which would be an integral part of every CBT membership, would simply represent one more addition to the 'bundle of rights' already inherent in a Board of Trade membership.

Id. at 6. Although CBOE memberships acquired pursuant to the Exercise Right were never intended to be sold independent of Board of Trade memberships (i.e., a Board of Trade member's right to
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Jonathan G. Katz
December 11, 2000
Page 19


belong to CBOE was not "separately transferable"),/3/ the CBOE organizers did contemplate that the CBOE right would be transferable as part of the Board of Trade membership "package." See SEC Form 1, submitted by CBOE, April 24, 1972, at 3 (Exh. K) ("Board of Trade memberships are transferable, and will carry with them the right to become a member of the Exchange upon application and qualification."); see also Exh. C, (P) 1(b) (recognizing that Board of Trade delegates who possess the delegator member's trading privileges also possess the Exercise Right).

          In short, CBOE has long acknowledged the Board of Trade's goals in creating the CBOE membership right and the Board of Trade's strong interest in keeping the right intact:

          Various possibilities for detaching, retiring, or otherwise modifying the CBOE membership right that goes with Board of Trade membership have been discussed. . . . However, any such change runs counter to the Board of Trade's original objectives in sponsoring the CBOE's development: namely, to provide a long-term diversification of opportunities for Board of Trade floor members.

CBOE Questions and Answers on Legal and Factual Considerations Relevant to an Offering of Additional Memberships, May 30, 1975, at 2 (Exh. L). More importantly, CBOE has long recognized the benefit to the exchange of a permanent Exercise Right that would guarantee Board of Trade members' long-term participation in the options exchange and thereby facilitate CBOE's growth and viability by providing it with a pool of experienced participants. See CBOE's Director's
----------
/3/    See Section 2.5 of the CBOE Constitution (stating that exerciser memberships may not be sold)  (Exh. J).

Jonathan G. Katz
December 11, 2000
Page 20


Orientation Br. at 3 (Exh. H); Report of Board of Trade Executive Committee to Board of Directors, October 14, 1971, at 2 (Exh. M).

       B. Article Fifth(b) of CBOE's Certificate of Incorporation
          Guarantees the Exercise Right.
          -------------------------------------------------------

          Article Fifth(b) guarantees Board of Trade members the legal right to become CBOE members. In 1990, CBOE itself recognized the binding nature of the Exercise Right in its statement of purpose accompanying proposed Rule 3.16(c):

          The purpose of this interpretation is to assure that the spirit and the letter of the agreement by which the CBOE was created by the Chicago Board of Trade ("CBOT"), and by which the CBOT and the CBOE have conducted their affairs, is maintained.

Notice of Filing of Proposed Rule Change, 55 Fed. Reg. 29 (July 20, 1990) (emphasis added).

          Before CBOE assumed its status as a separate exchange, the Exercise Right was embodied in a "Transfer Agreement" between CBOE and the Board of Trade. Pursuant to this agreement, the Board of Trade would transfer all of its options research and development to CBOE in exchange for CBOE's agreement to admit all eligible present and future Board of Trade members to the CBOE without charging a membership fee:

          [E]ach such member of [the] Board of Trade who shall apply for membership on [the] Exchange, if otherwise qualified, shall be vested with all rights, privileges and obligations of membership on [the] Exchange.

Transfer Agreement, Sample Draft, October 11, 1971, at 5 (Exh. N). The Executive Committee of the Board of Trade described the arrangement as follows:
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Jonathan G. Katz
December 11, 2000
Page 21


          The essence of this plan . . . is that the Board of Trade's options 'know-how' be transferred to the options exchange in return for a contractual commitment in perpetuity on the part of the options exchange to admit to membership, without the purchase of a seat, any [Board of Trade] member who applies and otherwise qualifies for [options exchange] membership.

November 9, 1971 report at 6 (see Exh. I).

          In an effort to make the membership right described in the Transfer Agreement even stronger and more permanent, the Board of Trade and CBOE's emerging leadership agreed to codify the membership right in Article Fifth of CBOE's Certificate of Incorporation. Article Fifth(b) thus provides:

          [E]very present and future member of said Board of Trade who applies for membership in [CBOE] and who otherwise qualifies shall, so long as he remains a member of said Board of Trade, be entitled to be a member of [CBOE] notwithstanding any such limitation on the number of members and without the necessity of acquiring such membership for consideration. . . .

(Exh. B). In addition to establishing the perpetual duration of the Exercise Right, Article Fifth mandates that "Board of Trade exerciser" members be accorded all the rights and privileges afforded other CBOE members. Article Fifth(b) (citing "the special contribution made to the organization and development of [CBOE] by the members of the Board of Trade").

          Recognizing that future CBOE members who had paid to acquire CBOE seats might try to restrict or even prohibit Board of Trade members from exercising their right to CBOE membership, CBOE and the Board of Trade agreed to add a provision to Article Fifth(b) specifying
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Jonathan G. Katz
December 11, 2000
Page 22

that, with one narrowly tailored exception, neither the Exercise Right nor Article Fifth(b) itself could be amended without prior approval of an 80% supermajority of both CBOE exercisers and non-exerciser members:

      No amendment may be made with respect to this paragraph (b) of Article FIFTH without the prior approval of not less than 80% of (i) the members of the Corporation admitted pursuant to this paragraph (b) and (ii) the members of the Corporation admitted other than pursuant to paragraph (b), each such category of members voting as a separate class; provided, however, that any amendment to this paragraph (b) which is required under a final order of any court or regulatory agency having jurisdiction in the matter may be made in accordance with the provisions of ARTICLE TWELFTH.
      . . ./4/

Article Fifth(b) (Exh. B) (emphasis added).

      The history of the CBOE membership right and the plain language of Article Fifth(b) establish that the Exercise Right was granted in perpetuity because of its importance not only to present and future Board of Trade members, but to the future growth and success of CBOE. In order to preserve these important goals, Article Fifth mandates that a supermajority of Board of Trade exercisers must agree to any amendments to the form, substance, or duration of the Exercise Right. Any interpretation of Article Fifth(b) that substantively limits or otherwise alters the Exercise Right must therefore receive the requisite class vote approvals.
-------------------
/4/ Article Twelfth of CBOE's Certificate of Incorporation provides that CBOE "reserves the right to amend [its] Certificate of Incorporation . . . provided, however, that any amendment . . . must, in addition to being approved by a majority of the members of the Board of Directors, also be approved by a majority of the members of the Corporation entitled to vote thereon." CBOE Certificate of Incorporation, Article Twelfth (amended July 5, 1973) (Exh. B).

Jonathan G. Katz
December 11, 2000
Page 23

     C. Notwithstanding the Voting Requirements in Article Fifth(b), CBOE Has Periodically Attempted Unilaterally to Amend the Exercise Right.
         ---------------------------------------------------------------------

     CBOE has long recognized that any attempt to restrict or otherwise amend the Exercise Right is strictly constrained by the provisions of Article Fifth(b). In a question and answer memorandum CBOE distributed to its membership on May 30, 1975, regarding the creation of new CBOE memberships, the question was raised whether "some alteration of the [Exercise Right] could be accomplished in connection with the creation of additional seats." Q & A Regarding Offering of Additional Memberships, May 30, 1975, at 2 (Exh. L). In answering the question, CBOE noted that "[v]arious possibilities for detaching, retiring, or otherwise modifying the CBOE membership right that goes with Board of Trade membership have been discussed." Ibid. CBOE went on to state, however, that "any such change runs counter to the Board of Trade's original objectives in sponsoring the CBOE's development" and that, to "protect [the Exercise Right] against erosion," CBOE's charter mandates that "any change in the right's terms must be approved by an 80 percent vote of those CBOE members who have acquired their seat through exercise of the right." Ibid. As CBOE noted in closing, "[s]uch a majority was intended to be very difficult to attain." Ibid.

     Notwithstanding its recognition of the limitations that Article Fifth(b) imposes on amendments or modifications to the Exercise Right, CBOE has periodically attempted to limit the Right by adopting new "interpretations" of Article Fifth(b)./5/ As evidenced by the following
-------------------
/5/ Article Fifth(b) is a CBOE rule. See Securities Exchange Act of 1934,
(S)(S) 3(a)(27);
                                                                 (continued ...)

Jonathan G. Katz
December 11, 2000
Page 24

discussion of CBOE Rules 8.7, 3.8(a), 3.16(b) and 3.16(c), CBOE's attempts to use its interpretive authority to amend the Exercise Right follow a distinct pattern. Spurred either by general hostility to the Exercise Right or Board of Trade innovations, CBOE issues an "interpretation" that limits the Exercise Right and thereby hampers the Board of Trade's ability to compete and serve its markets' needs. The Board of Trade then files objections to the proposed interpretation with the Commission and CBOE retreats, knowing that neither Article Fifth(b) nor the Securities Exchange Act of 1934 permits it to use its rulemaking authority to amend the Exercise Right.

     1. Rules 8.7 and 3.16(b).
        ---------------------

     The circumstances under which CBOE proposed former Rule 8.7 (requiring the lesser of seventy-five percent of a market maker's transactions or 20,000 contracts per quarter to be executed in person rather than through a floor broker) and former Rule 3.16(b) (precluding Board of Trade exercisers from leasing their CBOE trading privileges) follow this pattern. CBOE used its rulemaking power in an effort to cut back on the Exercise Right only to retreat in the face of legal challenges by the Board of Trade.

     Rule 8.7 and the Clement Dispute. As the Seventh Circuit observed in Clement v. Securities and Exchange Comm'n, 674 F.2d 641(7th Cir. 1982), the right to CBOE membership conferred upon Board of Trade members under Article Fifth would be of "little value" to a Board
-------------------
/5/ (... continued)
3(a)(28), 15 U.S.C. (S)(S) 78c(27)-(28) (defining "rules" of a national securities exchange to include, among other things, the exchange's "constitution, articles of incorporation, [and] bylaws").

Jonathan G. Katz
December 11, 2000
Page 25

of Trade member if "he were expected to be on the floor of the CBOE on a full-time, or nearly full-time, basis." Id. at 643. CBOE initially addressed this problem by creating two classes of market maker appointments. The first class consisted of "principal appointments," which imposed a continuous obligation on the holder to engage in dealings for his own account whenever there existed, or reasonably might exist, a demand for market makers in any class of option in which the holder was a principal appointee. CBOE Rule 8.7(b). The second class consisted of "supplemental appointments," which were granted to Board of Trade members who could show that they were "primarily engaged as a trader or broker on the Board of Trade." CBOE Rule 8.3.02. Unlike primary appointees, supplemental appointees were required to undertake the obligations of a CBOE market maker only "in response to a demand therefor from the Board Broker or Order Book Official that performance of such obligation by other Market Makers require[d] supplementation." CBOE Rule 8.7(a). In 1973, the SEC approved the two classes of appointments, which permitted Board of Trade members to reap the benefit of the Exercise Right while fulfilling their obligations to other markets. See SEC Release No. 9985, 1 S.E.C. Doc. 11 (Feb. 1, 1973).

     Under CBOE's original market maker rules, the Exercise Right had value for Board of Trade members not only because of the dual class of appointments, but because the rules provided that, although all market maker transactions had to be initiated on the floor of the Exchange, a market maker who was on the floor could place an "unlimited percentage of his orders with floor brokers rather than fully executing them himself." Clement, 674 F.2d at 643. As the Seventh Circuit

Jonathan G. Katz
December 11, 2000
Page 26

observed, these rules enabled Board of Trade members to trade on the CBOT as well as to "engage in a volume of trading on the CBOE that made [their] market making economically viable." Ibid. On June 9, 1980, however, CBOE filed a Proposed Rule Change in which it eliminated supplemental appointments for market makers and required that a certain part (the lesser of seventy-five percent of a market maker's transactions or 20,000 contracts per quarter) of a market maker's transactions be executed in person. See 45 Fed. Reg. 43914, June 30, 1980; amended August 1, 1980, see 45 Fed. Reg. 51325. The Board of Trade filed a comment letter with the Commission opposing the Proposed Rule Change on the basis that it effectively precluded Board of Trade members from exercising their right to CBOE membership because it eliminated their ability to trade as options market makers on a part-time basis.

     On February 12, 1981, the Commission approved the Proposed Rule Change, finding that it did not "unfairly affect the membership rights of CBOT members" because it "merely impose[d] on CBOT members the same obligations imposed on other CBOE members who register as market makers." 46 Fed. Reg. 13055, February 19, 1981. Board of Trade member Charles B. Clement appealed the SEC's order to the Seventh Circuit./6/ On April 5, 1982, the court vacated and remanded the Commission's order approving the new rule. Although the Seventh Circuit did not rule on the merits of Clement's arguments that the new rule was both anticompetitive and
--------------------
/6/ On April 14, 1981, Clement petitioned the Commission for a stay, pending judicial review, of the CBOE's Proposed Rule Change, but the Commission denied the stay on June 9, 1981, in an order further justifying its prior approval of the proposed rule. See SEC Release No. 17185, 22 SEC Docket 1156 (May 22, 1981).

Jonathan G. Katz
December 11, 2000
Page 27


discriminatory,/7/ it held that the Commission failed adequately to address these objections in approving the rule. Specifically, the court noted that the Commission failed to consider the anticompetitive concern that the rule change could "result in Clement and other [Board of Trade] members ceasing to trade as market makers on the CBOE." Clement, 674 F.2d at 646-47 (holding that because the Commission "assume[d] away any anticompetitive effect" of the rule by "refus[ing] to recognize that Clement might be precluded, by economic reality, from acting as a market maker on the CBOE," the Commission's order approving the proposed rule "must be vacated"). Id. at 647. Following the court's decision in Clement, the Commission on May 17, 1982, partially approved for a temporary (90 day) period only the portions of the proposed rule that did not pertain to the in-person trading requirement. See SEC Release No. 18727, 47 Fed. Reg. 21169 (May 17, 1982). Noting that more time was needed for the "Commission and the CBOE to reevaluate the entire [proposed rule] in light of the Court's opinion," the Commission refused to approve the subsection
--------------------
     /7/Clement challenged the proposed rule on two primary grounds. First, Clement alleged that the proposed rule unnecessarily burdened competition in violation of Section 6(b)(8) of the Exchange Act because, by eliminating the use of floor brokers in the majority of market maker transactions, it decreased his trading capacity and thus diminished "open competition among market makers." Clement, 674 F.2d at 645. Second, Clement argued that the rule unfairly discriminated among dealers in violation of Section 6(b)(5) of the Exchange Act because: (1) by imposing a "continuing obligation" on all market makers and severely limiting the use of floor brokers, it effectively precluded Board of Trade members from engaging in economically viable market making on the CBOE floor; and (2) by exempting market makers who trade more than 20,000 contracts per quarter from the requirement that 75% of all transactions be executed in person, it discriminated between high and low volume traders. See ibid.

Jonathan G. Katz
December 11, 2000
Page 28

requiring market makers to execute in-person the lesser of seventy-five percent of their total trading activity or 20,000 contracts in their appointment classes. See id. at 21170.

          In response to the Seventh Circuit's ruling and the Board of Trade's objections to the anticompetitive nature of the rule, CBOE amended its proposal to reduce the in-person percentage requirement from seventy-five percent to twenty-five percent, and eliminated the 20,000 contracts exception for high volume traders. See SEC Release No. 19203, 47 Fed. Reg. 50790 (November 9, 1982) (publishing the terms of the amendment). The Commission approved the amended rule on a one-year pilot basis on June 7, 1984. See 49 Fed. Reg. 23721, 23725. The amended rule remains in effect, largely because, as CBOE conceded in a letter to the Commission, the "change in the proposed in-person requirement from 75 percent of options contract volume to 25 percent of transactions [aimed] the rule more directly at the goal of encouraging market maker presence on the CBOE floor" and eliminated the burden the original rule placed on Board of Trade exercisers. Id. at 23722.

          Former Rule 3.16 and the Buckley Dispute. Like CBOE's attempt to adopt the rule at issue in Clement, CBOE proposed former Rules 3.16(d) and 3.16(b) in order to use its rulemaking authority to alter the Exercise Right in a manner not contemplated by Article Fifth(b).

          Rule 3.16(d). When CBOE was created in 1972, neither CBOE nor the Board of Trade permitted members to lease or delegate their floor access rights. In 1978, however, CBOE amended its rules to permit the leasing of CBOE seats to nonmembers for specified periods.

Jonathan G. Katz
December 11, 2000
Page 29

CBOE's leasing rule, then Rule 3.16(d),/8/ which disadvantaged Board of Trade exercisers by extending leasing privileges only to holders of "transferable" CBOE memberships,/9/ was approved by the Commission without objection from the Board of Trade because the final version of the rule was adopted without proper notice or comment. Although the rule was published for comment in its original form, the final version limiting the leasing privilege to holders of transferable memberships was not publicly announced before it was approved. When CBOE initially submitted proposed Rule 3.16(d) to the Commission on February 28, 1978, the rule provided that CBOE seats could be leased by any "owner of a membership" and thus did not disadvantage exerciser members of CBOE. In other words, the original, but not the amended, rule conformed to Article Fifth(b) by treating Board of Trade exercisers like all other CBOE members. See Form 19b-4A filed by CBOE on February 28, 1978, regarding File No. SR-CBOE-1978-5. (Exh. O).

          By letter to the Commission dated March 7, 1978, CBOE represented that its February 28, 1978, filing "omitted a few small language changes" which it had "added to a final draft" that it would resubmit for approval. March 7, 1978, letter from CBOE to SEC. (Exh. P) One of the "small language changes" involved modification of the leasing rule to apply only to holders of "transferable" memberships. CBOE did not inform the SEC that the addition of the term

--------
     /8/ The leasing provisions of former Rules 3.16(d) and 3.16(b) are now incorporated in new Rule 3.17. See SEC Release No. 34-43056, 65 Fed. Reg. 46524-01 (July 28, 2000).

     /9/ Board of Trade exercisers hold non-transferable memberships pursuant to Section 2.5 of CBOE's Constitution.

Jonathan G. Katz
December 11, 2000
Page 30

"transferable" would preclude Board of Trade exercisers from enjoying the leasing privileges available to all other CBOE members.

          On March 8, 1978, CBOE sent the Commission corrected pages of the Federal Register notice portion of its Form 19b-4A. See March 8, 1978, letter from CBOE to SEC (Exh. Q). The "corrected" pages limited the leasing privilege to holders of "transferable" memberships, but CBOE never explained to the Commission the significance of the change. On March 10, 1978, two days after it received CBOE's final letter, the Commission announced that CBOE's proposed rule would be published for comment in the Federal Register. See SEC Release No. 14551 (March 10, 1978). The Commission's announcement described the CBOE rule amendments as a "means by which CBOE members [could] lease their Exchange memberships" but did not state that the privilege was limited to holders of "transferable" memberships. The March 20, 1978, Federal Register publication of the proposed rule similarly failed to mention this restriction. As a result, the Board of Trade never received notice of the substantive amendment effected by CBOE's "small language change[]." March 7, 1978, letter from CBOE to SEC (Exh.
P); see also 43 Fed. Reg. 11629 (March 20, 1978). The limitation on the leasing privilege was, however, incorporated in the version of the Rule approved by the Commission on April 25, 1978. See SEC Release No. 14703 (April 25, 1978) (incorporating the changes but failing to explain the addition of the revised language).

Jonathan G. Katz
December 11, 2000
Page 31

          Because the Board of Trade did not receive public notice of CBOE's final changes to the proposed rule, it did not challenge the additions when the rule was adopted in 1978. The Board of Trade did, however, address the issue in a letter to the Commission dated June 25, 1990, in which the Board of Trade asked the Commission to rescind its accelerated approval of CBOE's amended nominee rules. In the context of challenging CBOE's summary adoption of proposed Rule 3.8(a) permitting only holders of "transferable" memberships to trade using nominees, the Board of Trade outlined the manner in which CBOE manipulated the Commission's approval process in 1978 to secure improper approval of former Rule 3.16(d). Faced with the Board of Trade's letter highlighting its previous abuse of the rulemaking process, CBOE abandoned its discriminatory nominee rule. See SEC Release No. 34-28246, 55 Fed. Reg. 30772-01 (July 27, 1990)./10/

          The Buckley Dispute. In 1979, one year after CBOE adopted former Rule 3.16(d), the Board of Trade granted its members the right to delegate their floor access rights to the Board of Trade's daytime trading session (the evening session had not yet been established)./11/ In response
--------
     /10/ Former Rule 3.16(d), which was later incorporated into Rule 3.16(b) and, more recently, into Rule 3.17, prohibited holders of nontransferable (i.e. exerciser) memberships to lease their CBOE seats. The Board of Trade challenged the leasing rule on the basis that the "transferability limitation" in Section
2.5 of CBOE's Constitution, pursuant to which Rules 3.16(b) (daytime leasing) and 3.16(c) (evening leasing) were enacted, refers only to the sale of CBOE memberships so Board of Trade exercisers should have the same rights as all other CBOE members to lease their CBOE seats. See Board of Trade Comment Letter on SRO-CBOE-90-21, 8/10/90 at p. 28, n.13 (Exh. R).

     /11/ Since that time, the leasing of both CBOE and Board of Trade seats has been a commonplace and profitable venture for members and their lessees (called "delegates" at the Board
                                                               (continued . . .)
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Jonathan G. Katz
December 11, 2000
Page 32

to the Board of Trade's decision to permit its members to lease their trading privileges, CBOE asserted that a Board of Trade member's Exercise Right would terminate if the member delegated his or her floor access rights. The Board of Trade challenged CBOE's position, asserting that the Exercise Right remained with the original member. CBOE then amended its position, claiming that the Exercise Right shifted to the delegate when a Board of Trade member leased his or her trading privileges. CBOE's new interpretation was challenged in a lawsuit by the Board of Trade and Alan Buckley, a Board of Trade member who exercised his right to CBOE membership in 1973, but whose membership was terminated when he delegated his daytime trading privileges at the Board of Trade. See Buckley
v. Chicago Bd. Options Exchange, Inc., 440 N.E.2d 914 (Ill. App. 1982).

          In his suit, Buckley alleged that a Board of Trade member remained a Board of Trade member upon leasing and therefore retained the Exercise Right granted all Board of Trade members under Article Fifth(b). See Article Fifth(b) (providing that every member of the Board of Trade, "so long as he remains a member of said Board of Trade," shall be entitled to membership in CBOE). Specifically, Buckley alleged that CBOE's termination of his membership violated its own rules, including Article Fifth(b)./12/

--------
     /11/ (. . . continued) of Trade).

     /12/ Article Fifth(b) is an exchange rule, see 15 U.S.C. (S) 78a(27), with which CBOE must comply under the 1934 Act, see 15 U.S.C. (S) 78s(g)(1).

Jonathan G. Katz
December 11, 2000
Page 33

          Although the court never reached the merits of Buckley's claims,/13/ CBOE did not submit a proposed rule for SEC approval concerning the right of full member delegates to exercise. Instead, a decade later, CBOE bargained for the Board of Trade's acceptance of this interpretation in the 1992 Agreement./14/ CBOE did so because it knew that it did not have the power unilaterally to adopt such an amendment to the Exercise Right through a proposed interpretation or rule change. CBOE's decision to bargain with the Board of Trade rather than seek Commission approval of a sure to-be-challenged rule is yet another example of how CBOE has either abandoned or amended interpretations limiting the Exercise Right when pressed to defend them under Article Fifth(b) and the Exchange Act. See Former Rule 3.16(c) (current Rule 3.16(b)) (incorporating the provision of the 1992 Agreement defining Board of Trade "members" entitled to the Exercise Right as "an individual who is either an 'Eligible CBOT Full Member' or an 'Eligible CBOT Full Member Delegate'").

          2.   Rules 3.8(a) and 3.16(c).

          CBOE's withdrawal of proposed Rules 3.8(a) and 3.16(c) in response to Board of Trade challenges further demonstrates CBOE's awareness that it may not unilaterally amend the

----------
     /13/ The court dismissed the suit on preemption and exhaustion grounds. See Buckley, 440 N.E.2d at 920.

     /14/ The SEC did approve CBOE Rule 3.16(c) as called for under the 1992 Agreement between CBOE and the Board of Trade, which includes delegates in the definition of eligible exercisers. See SEC Release No. 34-32430, 58 Fed. Reg. 32969-01 (June 14, 1993).

Jonathan G. Katz
December 11, 2000
Page 34

Exercise Right in a proposed interpretation without violating Article Fifth(b). In May 1987, in response to an increase in trading volume and customer demand, the Board of Trade created an evening session for the open outcry trading of certain futures contracts. Three years later, in May 1990, the Board of Trade extended its delegation rules to permit members to delegate their floor access rights to the evening trading session. For purposes of Board of Trade membership, the delegator would remain a Board of Trade member authorized to vote, hold Board of Trade offices, and trade in the Board's day session, while the delegate would possess all of the member's evening trading privileges. In response to the Board of Trade's expansion of its delegation provisions, CBOE promulgated two proposed rules - Rule 3.8(a) and Rule 3.16(c) - that purported to terminate the Exercise Right of Board of Trade members who leased their evening trading privileges. When the rule changes were published, the Board of Trade filed a series of objections with the Commission alleging that the proposed rules: (1) discriminated against CBOE exercisers in a manner proscribed by federal securities law; and (2) violated Article Fifth(b) by amending the Exercise Right without the consent of 80% of both exerciser and regular CBOE members. The content of the proposed rules, and the effect of the Board of Trade's objections thereto, may be summarized as follows.

          Rule 3.8(a). On May 3, 1990, CBOE submitted to the SEC proposed Rule 3.8(a), which authorized all individual CBOE members except those holding "non-transferable" (i.e., exerciser) memberships to conduct business on the CBOE through a designated nominee. The SEC requested comments on the proposed rule, but granted accelerated approval of CBOE's proposal 16

Jonathan G. Katz
December 11, 2000
Page 35

days before the comment period closed. The Board of Trade nonetheless filed a comment objecting to the new rule's arbitrary restriction of nominee powers to non-exerciser members. Specifically, the Board of Trade argued that, in discriminating between Board of Trade exercisers and other CBOE members, CBOE failed to follow its own rules and thereby violated the federal securities laws.

          Following the Board of Trade's filing of its objections with the SEC, CBOE withdrew the challenged version of Rule 3.8(a) and instead adopted a new version of the Rule that does not permit individual members, whether or not they acquired their membership pursuant to the Exercise Right, to trade through nominees. See SEC Release No. 34-28246, 55 Fed. Reg. 30772-01 (July 27, 1990) (eliminating the "ability of an individual owner or lessee of a transferable membership to authorize a nominee to represent his or her membership").

          Rule 3.16(c) and the Arbor Dispute. On May 2, 1990, CBOE filed with the SEC a revised paragraph (c) to Rule 3.16. Under the new rule, neither Board of Trade members who leased their daytime or evening floor access privileges at the Board of Trade nor their lessees could exercise the right to CBOE membership guaranteed by Article Fifth(b). The rule change suggested that CBOE proposed new paragraph (c) in response to the Board of Trade's decision on May 1, 1990, to permit its members to delegate their floor access rights to the Board of Trade's evening trading sessions. In its notice regarding the new rule, CBOE declared that the new provision was effective immediately and did not require either public comment or SEC consideration because the new paragraph was merely an "interpretation" of an existing CBOE rule.

Jonathan G. Katz
December 11, 2000
Page 36

          The new Rule 3.16(c) precluded CBOT lessors and their delegates from trading at CBOE because the Rule limited the Exercise Right to "full" Board of Trade members, which CBOE defined as members holding "all the trading rights and privileges afforded to Board memberships as in existence in February 4, 1972 (the date [CBOE's] Certificate of Incorporation was adopted) except for such rights and privileges which [CBOE] may exclude." SEC Release No. 34-28756, 56 Fed. Reg. 1658 (January 16, 1991). Pursuant to CBOE's new interpretation of the Rule, if a "full" member "leased, licensed, delegated or in any other fashion transferred" any of its Board of Trade rights or privileges, neither the transferor nor the transferee could exercise at CBOE.

          Following its adoption of revised Rule 3.16(c), CBOE issued several circulars advising that Board of Trade exercisers who leased their Board of Trade evening trading privileges were at risk of losing their CBOE memberships. Consistent with the new rule, on May 16, 1990, CBOE revoked Board of Trade member Patrick Arbor's CBOE membership. Partly in response to CBOE's revocation of Mr. Arbor's membership, the Board of Trade petitioned the SEC to abrogate the new Rule 3.16(c) on the basis that it could not be enforced without public comment and regulatory approval because it constituted a new substantive limitation on, rather than a mere interpretation of, the Exercise Right guaranteed in Article Fifth(b).

          On June 18, 1990, the Board of Trade filed a detailed comment letter with the SEC regarding Rule 3.16(c). The Board of Trade again implored the Commission summarily to abrogate the rule, and ultimately to disapprove it, on the basis that the Rule violated federal securities laws and

Jonathan G. Katz
December 11, 2000
Page 37

was inconsistent with Article Fifth(b) of CBOE's Certificate of Incorporation. As the Board of Trade explained in its comment, Rule 3.16(c) unduly restricted Board of Trade members' right to participate in CBOE by terminating the Exercise Right for all members who leased any of their Board of Trade privileges pursuant to Board of Trade rules. In addition, the Board of Trade argued that the Rule impaired the Exercise Right in violation of the procedural provisions of Article Fifth(b), which expressly require CBOE to obtain the approval of 80% of Board of Trade exercisers in addition to 80% of other CBOE members before amending the Exercise Right.

          Approximately one week after the Board of Trade filed its objections with the SEC, CBOE withdrew the Rule, which CBOE had initially claimed was immediately effective as an "interpretation" of existing exchange rules, and refiled it as a proposal for prior SEC review and approval./15/ Although CBOE maintained that the amended filing was still an interpretation of existing CBOE rules, CBOE stated that it would not enforce the rule until the earlier of October 26, 1990, or the date the Commission acted on the proposal. CBOE then notified Mr. Arbor that it would not terminate his CBOE membership during this "moratorium" period even though the delegation of his evening trading privileges constituted grounds for revoking his seat.

          On August 10, 1990, the Board of Trade commented on CBOE's amended proposal. In early November 1990, the SEC advised the Board of Trade that, despite the passing of the October
--------
     /15/ CBOE submitted File No. SR-CBOE-90-11 to the Commission on May 2, 1990, but withdrew the proposal after the Board of Trade objected to CBOE's summary adoption of the Rule as an interpretation not subject to prior SEC approval. See 58 Fed. Reg. 32969-01.

Jonathan G. Katz
December 11, 2000
Page 38

26 deadline, CBOE would not enforce Rule 3.16(c) until the Commission approved it. On January 2, 1991, CBOE effectively withdrew the rule by amending its proposal to add an "interpretation" that restored the ability of Board of Trade members to exercise their right to CBOE membership even if they delegated their evening trading privileges at the Board of Trade. Under CBOE's "revised" interpretation of proposed Rule 3.16(c), unless CBOE began evening trading hours or the SEC otherwise approved a change to the rule, Board of Trade members who delegated their evening trading privileges would remain "full" Board of Trade members entitled to exercise their right to trade at CBOE. Although the new rule remained the subject of a Board of Trade challenge, the SEC never ruled on the revised proposal because CBOE withdrew it in its entirety when the Commission approved the 1992 Agreement between CBOE and CBOT. See SEC Release No. 34-32430; 58 Fed. Reg. 32969.01, (June 14, 1993), at 32969 n.3 and 32970 (approving the
1992 Agreement and noting that CBOE agreed to "withdraw File No. SR-CBOE-90-21 upon Commission approval of the current rule proposal"). CBOE's treatment of its leasing rule is thus yet another example of how CBOE periodically attempts to amend the Exercise Right in violation of Article Fifth(b) only to retreat in the face of a legal challenge by the Board of Trade.

     D.   The 1992 Agreement.

          The Board of Trade's objections to CBOE's proposed Rule 3.16(c) triggered the negotiations that led to the Agreement executed by the parties on September 1, 1992. The Agreement,

Jonathan G. Katz
December 11, 2000
Page 39

which constitutes a joint interpretation of Article Fifth(b) that is legally binding on both CBOE and the Board of Trade, summarizes the dispute that led to its adoption as follows:

          WHEREAS, the parties, in their own capacity and on behalf of their respective members, dispute the meaning of certain terms as used in Article Fifth(b) and the nature and scope of the entitlement referred to therein of a CBOT member to be a CBOE member (the "Exercise Right"); and

          WHEREAS, the parties, in their own capacity and on behalf of their respective members, wish to resolve this dispute to their mutual benefit, including to avoid the costs, delays, and uncertainties of legal proceedings;

          NOW, THEREFORE, in consideration of the foregoing and the mutual promises and agreements contained herein . . . the parties, in their own capacity and on behalf of their respective members, agree as follows . . . .

Preamble, 1992 Agreement. (Exh. C)

          As is evident from the Preamble and from the contract itself, both CBOE and the Board of Trade made concessions in the Agreement. The Board of Trade agreed to withdraw its challenge to CBOE's position that the Exercise Right passes to a Board of Trade full member's delegate when the member leases his or her trading privileges. See (Exh. C P. 2(a)) (noting that only Eligible CBOT Full Members or their delegates are entitled to the Exercise Right). In addition, the Board of Trade agreed that, in order to preserve the Exercise Right, Board of Trade full members or their delegates would have to retain possession of all rights and privileges appurtenant to CBOT full membership as defined in the Agreement. See id. P. 2(b). (This provision meant that while Article

Jonathan G. Katz
December 11, 2000
Page 40

Fifth(b) referred to "every member" of the Board of Trade, and the Board of Trade had created over the years four additional membership categories for thousands of new members--Associate, GIM, IDEM and COM--to trade some, but not all, Board of Trade contracts, the Exerciser Right would not extend to those new membership classes.) The Board of Trade also agreed that exerciser members would not have the right to transfer to third parties, whether by lease, sale, or gift, their CBOE regular memberships or any of the attendant trading rights. See id. (P)3(a). Finally, the Board of Trade agreed that only the 1402 Board of Trade full memberships in existence at the time the Agreement was executed would be considered "CBOT Full Memberships" entitled to the Exercise Right under Article Fifth(b); no new memberships created by the Board of Trade would qualify for the Exercise Right. See id. (P)2(c). In keeping with these obligations, the Board of Trade promised to amend its rules and regulations in the form prescribed in Paragraph 4(a) of the Agreement and to maintain effective records of both delegations and new trading rights and privileges granted to CBOT Full Memberships. See id. (P)2(c).

     CBOE made several concessions in return for the Board of Trade's promises. First, CBOE expressly agreed not to discriminate against Board of Trade exercisers and affirmed that "all Exerciser Members, including Exerciser Members who are Eligible CBOT Full Member Delegates, have the same rights and privileges of CBOE regular membership as other CBOE Regular Members" except the right to sell or otherwise transfer their CBOE regular memberships to third parties. Id.
(P)3(a). As CBOE noted in Paragraph 3(e), a "significant purpose of the Agreement is to ensure that

Jonathan G. Katz
December 11, 2000
Page 41

CBOE will not make any offer, distribution, or redemption to CBOE Regular Members as a class which would have the effect of diluting the rights under Article Fifth(b) of Eligible CBOT Full Members and Eligible CBOT Full Member Delegates." Id. (P)3(e). To this end, CBOE promised to establish a "reasonable record date for any offer, distribution or redemption subject to Paragraph 3(a)" so that eligible Board of Trade members would have the opportunity to exercise their right to CBOE membership in time to participate in such offers. Id.
(P)3(b).

     In addition to guaranteeing the equal rights of Board of Trade exercisers, CBOE specifically agreed that, "in the event the CBOT merges or consolidates with or is acquired by or acquires another entity," the "Exercise Right of Article Fifth(b) shall continue to apply and this Agreement shall continue in force and effect" if:

     (i) the survivor of such merger, consolidation or acquisition ("survivor") is an exchange which provides or maintains a market in commodity futures contracts or options, securities, or other financial instruments[;]

     (ii) the 1,402 holders of CBOT Full Memberships are granted in such merger, consolidation or acquisition membership in the survivor ("Survivor Membership")[;] and

     (iii) such Survivor Membership entitles the holder thereof to have full trading rights and privileges in all products then or thereafter traded on the survivor (except that such trading rights and privileges need not include products that, at the time of such merger, consolidation or acquisition, are traded or listed, designated or otherwise authorized for trading on the other entity but not on the CBOT).

(Exh. C,(S)3(d)).

Jonathan G. Katz
December 11, 2000
Page 42

     In recognition of the foregoing promises, CBOE agreed to incorporate certain provisions of the Agreement into a new version of Rule 3.16(c) and to "rescind[] and withdraw[]" its previous proposal, which the Board of Trade had challenged as contrary to both Article Fifth(b) and federal securities laws. Id.
(P)3(f). To that end, CBOE submitted for approval a new version of proposed Rule 3.16(c) incorporating the following provisions of the 1992 Agreement: (1) the definition of "Eligible CBOT Full Member" as "an individual who is a holder of one of the 1,402 existing CBOT full memberships (and only those memberships) who is in possession of all trading rights and privileges appurtenant [thereto];"/16/ (2) the definition of "Eligible CBOT Full Member Delegate" as "the individual to whom a CBOT Full Membership is delegated (leased) and who is in possession of all trading rights and privileges appurtenant [thereto];" (3) the provision stating that the term "member of the Board of Trade of the City of Chicago" refers only to Eligible CBOT Full Members and Eligible Full Member Delegates; and (4) the provision stating that potential Board of Trade exercisers are entitled to exercise their rights to CBOE membership in a manner that will permit them to participate in CBOE offers, distributions or redemptions on the same terms as other CBOE regular members. See SEC Release No. 34-31977, 58 Fed. Reg. 14453-02 (March 17, 1993) (incorporating by reference selected portions of the 1992 Agreement).
--------
     /16/ In defining the term "trading rights and privileges appurtenant to CBOT Full Membership" the Agreement makes clear that CBOE must preserve the Exercise Right so long as either Board of Trade Full Members or their Delegates possess the right and privilege "to trade as principal and broker for others in all contracts traded on the CBOT, whether by open outcry, by electronic means, or otherwise, during any segment of a trading day." Exh. C, (P)1(c).

Jonathan G. Katz
December 11, 2000
Page 43

     Finally, and perhaps most importantly, CBOE agreed to interpret both Article Fifth(b) and the Exercise Right "in accordance with the provisions of" the 1992 Agreement. See Exh. C, (P)4(d) ("The parties mutually agree that it is appropriate, and within the meaning and spirit of Article Fifth(b), for the CBOE to interpret Article Fifth(b) in accordance with the provisions of this Agreement"). In so doing, CBOE specifically agreed to limit its interpretive authority over revised Rule 3.16(c) and Article Fifth(b). The import of CBOE's contractual obligation is clear: even though Article Fifth(b) and revised Rule 3.16(c) are exchange rules subject to interpretation by CBOE, see 15 U.S.C. (P) 78a(27), CBOE may not construe these provisions in a manner that conflicts with the 1992 Agreement. Any such interpretation would constitute a breach of the Agreement, rather than a proper exercise of CBOE's interpretive authority, because the 1992 Agreement is not an exchange rule, but an independent contract enforceable by its own terms in a court of law. See Exh. C, (P)6(c) ("The parties mutually agree that either party to this Agreement may bring suit . . . to enforce the terms of this Agreement and to recover damages for any breach"). The contractual and legally enforceable nature of CBOE's promise to limit its interpretive authority is further evidenced by the Agreement's remedy and choice of law provisions, which establish that the parties contemplated enforcement of the terms of the Agreement in the courts.

     Recognizing that the proposed Board of Trade and CBOE rule changes specified in the Agreement would be governed by federal law (the Commodity Exchange Act and the Securities Exchange Act of 1934), the Agreement stated that Illinois law would govern the remainder of the

Jonathan G. Katz
December 11, 2000
Page 44

contract. Exh. C, (P)6(b). Thus, Illinois contract law governs enforcement of all the terms of the Agreement not expressly incorporated in what is currently CBOE Rule 3.16(b). See ibid. (stating that "[e]xcept to the extent that this Agreement or any rule adopted pursuant [thereto] is governed by any law of the United States . . ., this Agreement shall be governed by and construed in accordance with the laws of the State of Illinois").

     The SEC approved the 1992 Agreement and CBOE's implementing Rule 3.16(c) on June 14, 1993, whereupon CBOE withdrew all previous submissions regarding the proposed rule. See SEC Release No. 34-32430, 58 Fed. Reg. 32969-01 (June 14,
1993) (approving the 1992 Agreement and a revised version of CBOE's proposed Rule 3.16(c) giving "effect to the Agreement" and "implement[ing] the antidilution provisions, the notice requirements, and the fee and qualification waivers of the Agreement"). Although CBOE recently amended and reorganized its membership rules, see Order Approving Amended Proposal, SEC Release No. 34-43056, 65 Fed. Reg. 46524 (July 28, 2000), the 1992 Agreement continues to govern CBOE's interpretation of Article Fifth(b) and the Exercise Right. See Rule 3.16(b) (November 18, 1999).

IV. RESTRUCTURING AND ELECTRONIC TRADING AT THE BOARD OF TRADE.

     In recent years, the Board of Trade has enhanced its electronic trading capabilities and developed plans to reorganize its business operations in order to improve its ability to compete. Many futures exchanges today rely heavily, if not exclusively, on electronic trading. Many futures

Jonathan G. Katz
December 11, 2000
Page 45

exchanges have also taken steps to demutualize and reorganize their business operations as for profit corporations. The Board of Trade's efforts to modernize its operations in these areas were undertaken to address these competitive challenges. CBOE claims these same competitive developments are the catalysts for terminating the Exercise Right in the manner described in the Proposed Rule Change. A synopsis of the Board of Trade's restructuring plan and electronic trading activities is therefore necessary for the Commission properly to evaluate the proposed rule.

         A. Restructuring.

     For many years, the Board of Trade was a specially chartered not-for-profit Illinois Corporation. In August 2000, as the first step of the restructuring plan, the Board of Trade reincorporated in Delaware as the Board of Trade of the City of Chicago, Inc., a nonstock, not-for-profit Delaware corporation. On August 23, 2000, the Board of Trade also formed a wholly owned subsidiary called Electronic Chicago Board of Trade, Inc. (eCBOT) in order to reorganize and consolidate its electronic trading business, which is now operated in part by Ceres Trading Limited Partnership.

     The Board of Trade is currently preparing a Form S-4 registration statement describing the balance of its restructuring transactions. When that filing is made, we will ask the Commission to include the Form S-4 in the record of this proceeding as a complete, authoritative description of the restructuring plan.

Jonathan G. Katz
December 11, 2000
Page 46

     The Board of Trade's restructuring plan calls for the demutualization of the Board of Trade and its conversion into a stock, for profit Delaware corporation. In that connection, the Board of Trade will distribute shares of stock to its current members. As a for profit company, the Board of Trade will have the ability to issue capital stock and to implement a number of value enhancing strategies in the future, including, but not limited to, (1) a public offering of stock in the for profit Board of Trade and/or its eCBOT subsidiary; or (2) a complete separation of the for profit Board of Trade and eCBOT.

     Under the restructuring plan, the for profit Board of Trade will have a dual class capital structure. Each Board of Trade member will receive a number of shares of Class A stock based upon an allocation methodology recommended by an Independent Allocation Committee comprised of public directors and adopted by the Board of Trade's Board of Directors. The shares of Class A common stock will be subject to restrictions on transfer for the first 180 days following the completion of the restructuring transactions, except that shareholders may transfer their shares of Class A common stock during that period if such shares are transferred together with the associated shares of Class B common stock. After expiration of this 180 day period, the Class A common stock will be freely transferable. The Board of Directors will be authorized to remove this transfer restriction if it believes that removal would be appropriate.

     In addition to Class A shares, each Board of Trade member will receive a share of Class B stock representing an equity interest and a membership. Class B stock will be issued in five

Jonathan G. Katz
December 11, 2000
Page 47

series. Each series of Class B stock will carry with it the trading rights and privileges that correspond to the trading rights and privileges of one of the five current classes of membership at the Board of Trade. The 1402 Full Members of the Board of Trade will receive Series B-1 Common Stock. Like today, only Full Members will be able to trade all futures and options listed on the Board of Trade both electronically and by open-outcry during any segment of the trading day. The Associate Members will receive Series B-2 Common Stock. Like today, Associate Members will be able to trade as members only those futures and options contracts listed on the Board of Trade in government instruments, indexes, energy, debt and commodity options. The GIM Members will receive Series B-3 Common Stock. Like today, GIM Members will be able to trade as members only futures and options contracts listed on the Board of Trade in, generally, government instruments and other debt instruments. The IDEM Members will receive Series B-4 Common Stock. Like today, IDEM members will be able to trade as members only in futures and options contracts listed on the Board of Trade in securities-based indices, money market instruments and energy products. The COM Members will receive Series B-5 Common Stock. Like today, COM Members will be able to trade as members only those options contracts that are listed for trading on the Board of Trade. No shares of Series B Common Stock will be subject to transfer restrictions.

     After the restructuring transactions are effectuated, just as today, only the 1402 Full Members/Class B-1 Shareholders will be entitled to trade as principal and broker for others in all contracts traded on the CBOT whether by open outcry, electronic means, or otherwise, during any

Jonathan G. Katz
December 11, 2000
Page 48


segment of a trading day. Thus, like today, only the 1402 Full Members of the for profit Board of Trade (or their delegates) will have the Exercise Right.

     B.   Electronic Trading at the Board of Trade.
          -----------------------------------------

          Since 1992, the Board of Trade has operated two types of execution facilities -- open outcry and electronic. Only Board of Trade members in the appropriate membership category may execute trades in the open outcry trading pits or on the electronic trading system. Nonmembers may trade in these markets, but must give their orders to a member for execution.

          The Board of Trade has made its futures contracts and related options available for trading electronically since 1992, initially as part of the GLOBEX system. In 1992, the Board of Trade also inaugurated electronic futures trading on some contracts through a local area network system known as Project A. Project A was operated through the electronic trading division of Ceres, a Delaware Limited Partnership of which the Board of Trade is the General Partner. Ceres limited partnership interests are held by Board of Trade members and member firms of the Board of Trade Clearing Corporation.

          In 1994, the Board of Trade transferred all electronic trading in its products to the Project A System. Over the years, the products offered on Project A expanded as did its time of operation. In October 1994, Project A was available for trading Treasury Security futures and related options in an afternoon session from 2:30 pm to 4:30 pm. In November 1995, Project A was expanded to allow trading in Treasury Security futures in an overnight trading session. In February 1996, agricultural futures contracts were added to the evening trading session on Project A. In

Jonathan G. Katz
December 11, 2000
Page 49


January 1998, the evening open outcry session at the Board of Trade was eliminated and the hours of operation on Project A were expanded yet again. Trading in Dow Jones Industrial Average futures contracts was then added to the Project A trading session in April 1998.

          In September, 1998, the Board of Trade began to offer side-by-side, or simultaneous, electronic and open outcry trading in many of its contracts. At that time, Project A's side-by-side trading was limited to Treasury Security Futures. For well over two years, any Board of Trade full

Jonathan G. Katz
December 11, 2000
Page 50

member that exercised the right to become a CBOE member could have traded on CBOE's floor, on the Board of Trade's floor and on Project A during the course of a single trading day.

          In August 2000, Project A was discontinued. In its place, the a/c/e system was launched. Under the a/c/e system all Board of Trade contracts, including agricultural futures, are available for trading before and after the daily open outcry session. The contracts traded in the a/c/e system and the times when electronic trading may occur are reflected in the following chart from the Board of Trade's web-site:

-----------------------------------------------------------------------------------------------------------------------------------
   A/C/E           CBOT Hours                London                Frankfurt                 Tokyo             Tokyo (During Non-
  Platform       (Chicago Time)                                                         (During Daylight      Daylight Savings)/1/
 (Sunday -                                                                                 Savings)/1/
  Friday)
-----------------------------------------------------------------------------------------------------------------------------------
-  Financial  8:00 p.m. - 4:00 p.m.  2:00 a.m. - 10:00 p.m.  3:00 a.m. - 11:00 p.m.  10:00 a.m. - 6:00 a.m.  11:00 a.m. - 7:00 a.m.
-----------------------------------------------------------------------------------------------------------------------------------
-  Equity     8:15 p.m. - 4:00 p.m.  2:15 a.m. - 10:00 p.m.  3:15 a.m. - 11:00 p.m.  10:15 a.m. - 6:00 a.m.  11:15 a.m. - 7:00 a.m.
-----------------------------------------------------------------------------------------------------------------------------------
-  Metals     8:15 p.m. - 4:00 p.m.  2:15 a.m. - 10:00 p.m.  3:15 a.m. - 11:00 p.m.  10:15 a.m. - 6:00 a.m.  11:15 a.m. - 7:00 a.m.
-----------------------------------------------------------------------------------------------------------------------------------
-  Ags        8:30 p.m. - 6:00 a.m.  2:30 a.m. - 12:00 p.m.  3:30 a.m. - 1:00 p.m.   10:30 a.m. - 8:00 p.m.  11:30 a.m. - 9:00 p.m.
-----------------------------------------------------------------------------------------------------------------------------------

-  Effective as of October 15, 2000

/1/ Chicago Daylight Savings starts on the first Sunday in April and ends on the last Sunday in October. London and Frankfurt Dalight Savings starts on the last Sunday in March and ends on the last Sunday in October. Tokyo does not observe Daylight Savings.

24-Hour Time:

------------------------------------------------------------------------------------------------------------------------------------
   A/C/E            CBOT Hours             London                Frankfurt                   Tokyo               Tokyo (During Non-
  Platform        (Chicago Time)                                                       (During Daylight         Daylight Savings)/1/
 (Sunday -                                                                                 Savings)/1/
  Friday)
------------------------------------------------------------------------------------------------------------------------------------
-  Financial      20:00 - 16:00         2:00 - 22:00            3:00 - 23:00             10:00 - 6:00               11:00 - 7:00
------------------------------------------------------------------------------------------------------------------------------------
-  Equity         20:15 - 16:00         2:15 - 22:00            3:15 - 23:00             10:15 - 6:00               11:15 - 7:00
------------------------------------------------------------------------------------------------------------------------------------
-  Metals         20:15 - 16:00         2:15 - 22:00            3:15 - 23:00             10:15 - 6:00               11:15 - 7:00
------------------------------------------------------------------------------------------------------------------------------------
-  Ags            20:30 - 6:00          2:30 - 12:00            3:30 - 13:00             10:30 - 20:00              11:30 - 21:00
------------------------------------------------------------------------------------------------------------------------------------

 -  Effective as of October 15, 2000

/1/ Chicago Daylight Savings starts on the first Sunday in April and ends on the last Sunday in October. London and Frankfurt Daylight Savings starts on the last Sunday in March and ends on the last Sunday in October. Tokyo does not observe Daylight Savings.

Jonathan G. Katz
December 11, 2000
Page 51


As the chart shows, the Board of Trade's financial futures contracts still are available through a/c/e during the trading day on a side-by-side basis with open outcry trading in those contracts. The Board of Trade has actively considered extending this side-by-side trading to the Board of Trade's agricultural futures contracts as well, but has deferred now taking that action until the validity of CBOE's recent Agricultural Product Amendment to the Exerciser Right has been determined.

          Since the launch of the a/c/e system, nonmembers that want to trade Board of Trade products have enjoyed virtual direct access to Board of Trade products electronically by connecting to a customer order routing system. These orders are routed through a server located with a clearing member firm and, once they pass that credit check, are entered into the a/c/e system. (Project A did not permit this kind of customer order routing.)

          Based on this system, Futures and Options Week recently described Fimat, a brokerage firm, as having in place a mechanism that offers its clients "direct access" to a/c/e as well as Globex, the Chicago Mercantile Exchange's electronic trading system. (Exh. S) Indeed, Fimat itself claims that it has the technology "to offer our customers instant access to the world's premier exchange-traded derivatives." Thus, Fimat offers its customers direct access to the Board of Trade's markets without any action by the Board of Trade to expand access to the a/c/e system beyond its current members and member firms.

Jonathan G. Katz
December 11, 2000
Page 52


     C.   Ceres Trading Limited Partnership.
          ----------------------------------

          In 1992, the Board of Trade formed the Ceres Trading Limited Partnership to initiate development of the Board of Trade's electronic trading system. Ceres owns the electronic trading software, which it licenses to the Board of Trade for the purpose of electronic trading and receives a licensing fee from the Board of Trade for the electronic trading of the Board of Trade's products, including those traded on the a/c/e system. When formed, the General Partner of Ceres was the Board of Trade. Now the General Partner of Ceres is eCBOT, the Board of Trade's electronic trading subsidiary. There are two classes of Ceres limited partners. Class A limited partnership interests are held by individual members of the Board of Trade. Class B limited partnership interests are held by Board of Trade clearing member firms. From time to time since 1992, these Ceres limited partners have received cash distributions from the partnership.

          In connection with restructuring, Ceres will be consolidated into For Profit Board of Trade, with For Profit Board of Trade issuing shares of its Series A preferred stock to the current limited partners of Ceres in exchange for their limited partnership interests. The Series A preferred stock will not be subject to any transfer restrictions.

     V.   THE HISTORY AND PRACTICE OF DUAL ACCESS.
          ----------------------------------------

          In different fashions throughout the Preamble to its Proposed Rule Change, CBOE insists that "CBOT members must choose at any given time to use their CBOT membership to trade

Jonathan G. Katz
December 11, 2000
Page 53


either on the CBOT or (by exercise) on the CBOE but not on both exchanges at the same time." 65 Fed. Reg. at 69587. CBOE calls this limitation a "practical cost" that has always been imposed on the use of the Exercise Right, and that has operated to limit the number of exerciser members from 450 to 700 over the years. Ibid. CBOE claims that preserving this "practical cost" was a principal purpose of the 1992 Agreement.

          A review of the operative documents and the practice of many CBOE exerciser members reveals that the "practical cost" does not exist. Nothing in Article Fifth(b) says that an exerciser member must forgo trading at the Board of Trade. Nor does the 1992 Agreement impose such a restriction. To the contrary, the 1992 Agreement requires every exerciser member at CBOE to have right and privilege "to trade as principal and broker for others in all contracts traded on the CBOT, whether by open outcry, by electronic means, or otherwise, during any segment of the trading day. . . ." (Exh. C, P. 1(c)).

          Even prior to 1992, both the Seventh Circuit and the Commission concluded that exerciser members could trade at both CBOE and the Board of Trade. See, e.g., Clement v. SEC, 674 F.2d 641, 643 (7th Cir. 1982) (noting that the right to CBOE membership conferred upon Board of Trade members under Article Fifth would be of "little value" to a Board of Trade member if "he were expected to be on the floor of the CBOE on a full-time, or nearly full-time, basis"). As the court observed in Clement, CBOE's pre-1980 market maker rules expressly permitted trading on the CBOE and another exchange in the same day. See ibid. (noting that the old rules enabled Board of
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Jonathan G. Katz
December 11, 2000
Page 54


Trade members to "fulfill [their] obligations to the public on [the CBOT] as well as "engage in a volume of trading on the CBOE"). Indeed, the court vacated and remanded the Commission's order approving proposed Rule 8.7 on the basis that the Commission failed to consider that the rule change could "result in Clement and other [Board of Trade] members ceasing to trade as market makers on the CBOE." Id. at 646-47.

          The Commission also understood that exercisers could trade on both exchanges. See SEC Release No. 21008, 49 Fed. Reg. 23721 (June 7, 1984) (emphasizing in approving CBOE's 25% in-person trading requirement that the requirement would not preclude Board of Trade exercisers from trading as market makers on the CBOE because they could fulfill their obligations to other markets on the same days they traded at CBOE either by routing off-floor orders to floor brokers or by dividing their time between the two exchanges). In approving the twenty-five percent rule, the Commission emphasized that CBOT and CBOE market maker memberships were not mutually exclusive and even the seventy-five percent in-person requirement was not anticompetitive because it did not prevent exercisers from trading on both markets in the same day or trading period.

          If all CBOE is saying in its Proposed Rule Change is that no one can physically be in two places at the same time, CBOE is correct. But that really isn't the issue. Today, any Board of Trade full member or any full member delegate may become a CBOE member, trade at CBOE as a market-maker or broker and, while at CBOE, use the telephone to trade on the Board of Trade's markets at member rates. All the exerciser member needs to do is call another member of the Board
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Jonathan G. Katz
December 11, 2000
Page 55


of Trade to execute the order. Or, any exerciser member at CBOE could just walk across an internal bridge that links the buildings housing the two exchanges and trade on the floors of both CBOE and the Board of Trade during the same day. That goes on every day and has for many years.

          Electronic trading has similarly allowed exerciser members to trade on both exchanges since it was introduced in 1992. For example, an exerciser member could trade on CBOE all day and at night trade electronically in Board of Trade futures contracts on Project A or, now, the a/c/e system. That right or trading privilege is available to full members of the Board of Trade in any contract traded electronically and has been for years. Any exerciser member also could trade at CBOE during the day and at the same time enter orders on the a/c/e system in any of the financial futures contracts now traded electronically on a side-by-side basis with open outcry markets. Indeed, some exerciser members are CBOE members but trade only or predominantly at the Board of Trade. Board of Trade Chairman David Brennan is one such member. No practical cost has precluded Chairman Brennan from exercising his right to become a CBOE member, meeting all applicable qualifications, and trading at the Board of Trade.

          In sum, no practical bar or cost exists for exerciser members that want to trade at both CBOE and the Board of Trade. In addition, no operative legal document imposes such a restriction. The linchpin of CBOE's Proposed Rule Change is therefore an apparition. The notion that CBOE may impose a cap on Board of Trade exerciser memberships because in practice such a cap has always existed has no basis in fact. Any of the 1402 Board of Trade full members today could
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Jonathan G. Katz
December 11, 2000
Page 56

exercise their right to become a CBOE member, trade on CBOE's floor in compliance with its rules, and at the same time trade as a member on the Board of Trade either by open outcry or electronically.

VI. THE COMMISSION SHOULD DISAPPROVE PROPOSED RULE 3.16(c).01.

          Section 19(b)(2) of the 1934 Act provides that the "Commission shall approve a Proposed Rule Change of a self-regulatory organization if it finds that such Proposed Rule Change is consistent with the requirements of this title and the rules and regulations thereunder applicable to such organization. The Commission shall disapprove a Proposed Rule Change of a self-regulatory organization if it does not make such finding." Securities Exchange Act of 1934,
(S) 19(b)(2). Under this standard, the Commission should disapprove CBOE's Proposed Rule Change.
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Jonathan G. Katz
December 11, 2000
Page 57


          CBOE's proposal contains four substantive amendments to the Exercise Right./24/ In its notice to the SEC, CBOE characterizes these amendments as "interpretations" of existing exchange rules necessitated by the Board of Trade's actions. Whether styled as "interpretations" or "amendments," CBOE's substantial modifications to the Exercise Right cannot be approved consistent with federal securities law.

          CBOE does not have the authority unilaterally to amend Article Fifth(b). That charter provision requires a class vote to amend the Exercise Right. In an attempt to circumvent that exchange rule requirement, CBOE offers its Proposed Rule Change as an interpretation of the Exercise Right, Article Fifth(b) and Rule 3.16(b). Far from a legitimate interpretation, the Proposed
---------------------
     /24/SEC Release No. 34-43521, 65 Fed. Reg. 69585. As discussed in greater detail supra at 12-15, the four amendments to the Exercise Right effected by CBOE's Proposed Rule Change are:

     (1) The Stock Retention Amendment, which states that if, after restructuring, any Board of Trade full member sells even one share of Class A stock in the for profit Board of Trade that member would forfeit the Exercise Right;

     (2) The Customer Access Amendment, which states that the Exercise Right will terminate immediately if the Board of Trade extends the right to trade all CBOT products (whether electronically or otherwise) to persons who are not CBOT full members or full member delegates;

     (3) The Dual Access Amendment, which states that the Exercise Right will terminate immediately if CBOE exerciser members have the ability to trade at the Board of Trade at the same time they trade at CBOE; and

     (4) The Agricultural Trading Amendment, which states that the Exercise Right will terminate if agricultural futures contracts are traded electronically during the day at the Board of Trade.

Jonathan G. Katz
December 11, 2000
Page 58


Rule Change would invalidate the Exercise Right by rewriting Article Fifth(b) and Rule 3.16(b). CBOE's proposal is predicated upon a fundamental misconception both of existing practices at the Board of Trade and of the Board of Trade's restructuring plan, violates existing exchange rules, unnecessarily burdens competition, and unfairly discriminates against certain members of the CBOE in a manner prohibited by federal law. See Securities Exchange Act of 1934
(S)(S) 6(b)(1) (a national securities exchange must comply with its own rules); 6(b)(5) (the rules of an exchange must, among other things, be designed "[to] facilitat[e] transactions in securities, to remove impediments to and perfect the mechanism of a free and open market system, and, in general, to protect investors and the public interest"); and 6(b)(8) (the rules of an exchange may not "impose any burden on competition not necessary or appropriate in furtherance of the purposes of this Act"). The Commission should therefore disapprove Rule 3.16(c).01 in accordance with Sections 6(b), 19(b)(2), and 19(g)(1) of the Exchange Act.

     A.   None of the Four Amendments in CBOE's Proposed Rule
          Change May Be Approved Under the Exchange Act.

          1. By Failing to Provide a Class Vote and by Attempting to Impose a 700 Member Ceiling on Exercisers, CBOE's Proposed Rule Change Conflicts With Existing Exchange Rules in Violation of Section 6(b)(1) of the Exchange Act.

          Sections 6(b)(1) and 19(g)(1) of the Exchange Act require an exchange to comply with its own rules. See Section 6(b)(1) (stating that a national securities exchange will not be registered by the Commission unless it can "comply . . . with the provisions of this Act, the rules and
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Jonathan G. Katz
December 11, 2000
Page 59

regulations thereunder, and the rules of the exchange"); (S) 19(g)(1) ("Every self-regulatory organization shall comply with the provisions of this Act, the rules and regulations thereunder, and its own rules"). Thus, a rule change that conflicts with an existing exchange rule cannot be approved under Section 19(b)(2) of the Exchange Act.

          Proposed Rule 3.16(c).01 conflicts with existing CBOE rules in violation of these provisions of the Act. CBOE's proposal would (1) substantively amend the Exercise Right in Article Fifth(b) without securing the class vote approvals required in that exchange charter provision and (2) deny the Exercise Right to each of the 1402 Board of Trade members guaranteed that right under Article Fifth(b) and CBOE Rule 3.16(b). Article Fifth(b) is a special exchange rule that, by its explicit terms, may be amended only with 80% approval of all exerciser and regular CBOE members voting as separate classes. See Article Fifth(b) ("No amendment may be made with respect to this paragraph
(b) of Article FIFTH without the prior approval of not less than 80% of [exerciser and regular members], each such category of members voting as a separate class"). Unilateral modification of the Exercise Right through interpretation of either Article Fifth(b) itself or a related exchange rule is thus prohibited by Article Fifth(b)'s class voting requirements. CBOE itself has conceded that the Article Fifth(b) class vote requirement applies to "any change" or "modification" to the Exercise Right. (Exh. L at 2) (responding to a question about the procedure for "detaching, retiring, or otherwise modifying" the Exercise Right by stating that "any change in the right's terms must be approved by an 80 percent vote of [exercise members]" (emphasis added)).
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Jonathan G. Katz
December 11, 2000
Page 60

          Certainly, the CBOE's cap on the Exerciser Right and the four accompanying amendments CBOE would make to that Right constitute changes or modifications that must be adopted pursuant to the class vote requirements of Article Fifth(b). Because CBOE never received the required class vote approvals, its Proposed Rule Change violates exchange rules and must be disapproved.

          The cap or ceiling that CBOE would impose on the Exercise Right clearly contravenes existing exchange rules. Article Fifth(b) expressly states that "every" Board of Trade member is entitled to the Exercise Right "notwithstanding any limitation on the number of [CBOE] members." CBOE's response that it is interpreting Article Fifth(b) "as interpreted in" existing Rule 3.16(b) is unavailing, because the current rule expressly guarantees the right of 1402 Board of Trade members to trade at CBOE. See, e.g., SEC Release No. 34-32430, 58 Fed. Reg. 32969 (June 14, 1993) (approving the version of what is currently Rule 3.16(b), which expressly recognizes the Exercise Right as belonging to each holder of "one of the 1,402 existing CBOT full memberships"). There is thus no factual or legal basis for CBOE's assertion that permitting all 1402 members to exercise their right to CBOE membership "has never been contemplated or allowed since the Exercise Right was first established." SEC Release No. 34-43521, 65 Fed. Reg. at 69589.

          If CBOE wishes to amend Article Fifth(b) to impose a cap on the number of Board of Trade exercisers, it may do so by securing the requisite class vote approvals. Its attempt to do so unilaterally in the guise of "interpreting" existing rules must be rejected.

Jonathan G. Katz
December 11, 2000
Page 61


          2.   CBOE's Proposed Rule Change is Anti-Competitive
               in Violation of Section 6(b)(8) of the Exchange Act.
               ----------------------------------------------------

          In addition to conflicting with existing exchange rules, Proposed Rule 3.16(c).01 imposes an unnecessary burden on competition in violation of Section 6(b)(8). The protections on the Exercise Right contained in Article Fifth(b) further the goal, recognized by both Congress and the SEC in creating and interpreting the Exchange Act, of eliminating unnecessary barriers to participation in national securities markets. See S. Rep. No. 94-75, at 1;
42 Fed. Reg. 63974 (December 21, 1977). This policy is codified in Section 6(b)(8) of the Act, which requires that "[t]he rules of the exchange do not impose any burden on competition not necessary or appropriate in furtherance of the purpose of this Act." See also Clement v. Securities and Exchange Comm'n, 674 F.2d 641(7th Cir. 1982) (vacating and remanding the Commission's approval of a CBOE rule because the Commission failed adequately to consider the rule's anti-competitive effect on participation in the exchange).

          CBOE's Proposed Rule Change unnecessarily burdens competition in violation of Section 6(b)(8) because it unnecessarily limits the number of exercisers who would otherwise compete with other CBOE market makers and brokers. CBOE advanced the same anti-competitive argument when it attempted to adopt the original Rule 3.16(c), which purported to extinguish the Exercise Right when any Board of Trade full member leased his day or evening trading privileges. See May 21, 1990, letter from Nancy R. Crossman, at 4 (Exh. T) (stating that the leasing rule was necessary to guard against the "very serious adverse consequences" that would result from an
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Jonathan G. Katz
December 11, 2000
Page 62

"uncontrollable influx of hundreds of new members at the CBOE[] severely taxing the capacity of the trading floor and seriously affecting the value of CBOE memberships"). Then, as now, CBOE attempted unilaterally to amend the Exercise Right to ensure that most "members of CBOT would continue to actively trade mainly on the CBOT," ostensibly because doing so was necessary to maintain what CBOE claimed was a critical "self-limitation on the number of CBOT members actually using the facilities of the CBOE." Ibid. As previously discussed, however, CBOE retreated from this anti-competitive, protectionist approach in the face of legal challenges from the Board of Trade and instead adopted what is currently Rule 3.16(b), which preserves the Exercise Right in a Board of Trade member's delegate.

          CBOE's proposal is also anticompetitive as a general matter because it is designed to inhibit the Board of Trade's ability to modernize its business operations and extend the benefits and market efficiencies of its electronic trading to market participants throughout the world. While it is hard to imagine a more anti-competitive target for a rule proposal, CBOE incredibly tells the Commission that "CBOE does not believe that the Proposed Rule Change will impose any burden on competition." 65 Fed. Reg. at 69590. Its blind eye causes CBOE to identify no procompetitive benefits that would outweigh the decrease in the volume and liquidity of CBOE trading effected by the proposed rule or its actions to restrain competition at the Board of Trade. The requirements of
Section 6(b)(8) of the Exchange Act compel disapproval of CBOE's Proposed Rule Change.

Jonathan G. Katz
December 11, 2000
Page 63


          3.   CBOE's Proposed Rule Change is Discriminatory in
               Violation of Section 6(b)(5) of the Exchange Act.
               -------------------------------------------------

          CBOE's Proposed Rule Change also unfairly discriminates against exerciser members in violation of Section 6(b)(5) of the Exchange Act. Section 6(b)(5) provides that rules of a national securities exchange shall not be "designed to permit unfair discrimination between customers, issuers, brokers, or dealers." 15 U.S.C. (S) 78f(b)(5) (1976). The Commission has long recognized that Article Fifth(b) vests Board of Trade exercisers with "all rights and privileges" of CBOE membership. SEC Release No. 34-21008, 50 Fed. Reg. 20310 (June 1, 1984). Indeed, in its initial registration application to the SEC, CBOE stated that, except for transferability, "[i]n all other respects, the rights of all members of the Exchange are identical." SEC Form 1 at 3 (Exh. K); see also SEC Release No. 34-28246, 55 Fed. Reg. 30772 n.2 (July 27, 1990) (stating that "Article Fifth of the CBOE Certificate of Incorporation grants individual CBT members the right to become a full CBOE member, with all the rights and privileges afforded all other individual CBOE members. . . .").

          CBOE's Proposed Rule Change is discriminatory in violation of Section 6(b)(5) because it penalizes exerciser members for participating in other markets when such participation is not precluded by Article Fifth(b) or existing Rule 3.16(b). If adopted, CBOE's proposed interpretation would unfairly discriminate against Board of Trade exerciser members by forcing them to choose between trading on the CBOE and trading on the Board of Trade while allowing all other CBOE members, if they are members of other exchanges, to trade on those exchanges as they see

Jonathan G. Katz
December 11, 2000
Page 64


fit. CBOE's Proposed Rule Change would thus unfairly discriminate against Board of Trade exercisers in violation of Section 6(b)(5) of the Exchange Act. Compare 49 Fed. Reg. 23721 (June 7, 1984) (approving CBOE's rule requiring that twenty-five percent of a market maker's total options transactions be executed in person precisely because it did not discriminate among CBOE members, but "[o]n its face, the proposed in-person rule applies to all members equally" and would have a positive "net effect" on the options market).

          Unlike the in-person market maker rule that the Commission approved in 1984, Proposed Rule 3.16(c).01 does not "on its face . . . appl[y] to all members equally," but imposes heretofore nonexistent restrictions on exerciser members that it does not impose on other CBOE members. Id. at 23724. For example, the proposal's Stock Retention and Dual Access Amendments impose restrictions unique to Board of Trade exerciser members because CBOE does not restrict the right of any other member to sell equity interests that are unrelated to CBOE membership, nor does it attempt to limit other members' right to participate in other markets. Because these restrictions are not only unnecessary to protect CBOE's resources, but are contrary to existing exchange rules (and even the 1992 contract, see, infra at 88-96), Rule 3.16(c).01 cannot be approved consistent with Section 6(b)(5) of the Exchange Act.

     B.   CBOE's Stock Retention Amendment May Not Be
          Approved Under the Exchange Act.
          -------------------------------------------

          Selling stock in an exchange is not a "trading right or privilege." Nevertheless, the Stock Retention Amendment in CBOE's Proposed Rule Change would condition preservation of the

Jonathan G. Katz
December 11, 2000
Page 65


Exercise Right on a member's retention of all shares of its Class A stock in the restructured Board of Trade. At a minimum, this Amendment to the Exercise Right
(1) violates exchange rules (notably Article Fifth(b)) because it was adopted without a class vote, (2) imposes an undue burden on competition, and (3) harms the public interest by unduly restricting potential markets in securities (specifically Class A shares). In addition, the terms and stated basis for CBOE's amendment run contrary to existing CBOE Rule 3.16(b), which was approved in connection with the 1992 Agreement. For these reasons, the Proposed Rule Change should be disapproved.

          CBOE Rule 3.16(b) states that for purposes of the Exercise Right in Article Fifth(b), "the term 'member of the Board of Trade of the City of Chicago' ... as used in Article Fifth(b), is interpreted to mean an individual who is either an 'Eligible CBOT Full Member' or an 'Eligible CBOT Full Member Delegate,' as those terms are defined in the [1992 Agreement]." The 1992 Agreement defines an "Eligible CBOT Full Member" as "an individual who at the time is the holder of one of the One Thousand Four Hundred Two (1,402) existing CBOT full memberships ("CBOT Full Memberships") and who is in possession of all trading rights and privileges appurtenant to such CBOT Full Membership." (Exh.
C). The 1992 Agreement then defines an "Eligible CBOT Full Member Delegate" as "the individual to whom a CBOT Full Membership is delegated (leased) and who is in possession of all trading rights and privileges

--------------------

     /25/For completeness, the Commission should note that these same definitional provisions were
                                                            (continued...)


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Jonathan G. Katz
December 11, 2000
Page 66


appurtenant to such CBOT Full Membership" to mean "(1) the rights and privileges of a CBOT Full Membership which entitle a holder or delegate to trade as principal and broker for others in all contracts traded on the CBOT, whether by open outcry, by electronic means, or otherwise, during any segment of a trading day when trading is authorized; and (2) every trading right or privilege granted, assigned or issued by CBOT after the effective date of this Agreement to holders of CBOT Full Memberships, as a class, but excluding any right or privilege which is the subject of an option granted, assigned or issued by CBOT to a CBOT Full Member and which is not exercised by such CBOT Full Member." (Exh. C).

          None of these terms suggests that if a Board of Trade full member sells stock in the for profit Board of Trade he will no longer have "all trading rights and privileges appurtenant to such CBOT membership." Thus, CBOE's Stock Retention Amendment is not consistent with these terms at all, but is a substantive revision that imposes a new requirement on the Exercise Right in violation of an existing CBOE rule.

          Rather than conform to the terms of its rules, CBOE's Proposed Rule Change purports to interpret provisions of the 1992 Agreement other than those incorporated into Rule 3.16(b). CBOE believes that contract authorizes it to recast the terms of Article Fifth(b) and Rule 3.16(b). In fact, the contract does just the opposite. In Paragraph 4(b) of the 1992 Agreement,

------------------

     /25/(...continued)
embodied in Board of Trade Regulation 210.00 which was adopted, submitted to the CFTC and made effective in 1992.



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Jonathan G. Katz
December 11, 2000
Page 67


CBOE agreed not to amend or modify Rule 3.16(b) "in any way" "without the written consent of the CBOT." Thus, the contractual provision CBOE relies upon to justify its unilateral revisions to Article Fifth(b) and Rule 3.16(b) actually precludes CBOE from that action, in much the same manner that the class vote procedure in Article Fifth(b) operates to limit CBOE's power to amend the Exercise Right.

          Even if CBOE may, contrary to the 1992 Agreement, unilaterally "amend or modify" Rule 3.16(b), the contract can not be read as CBOE suggests./26/ Nothing in the contract allows CBOE to modify the Exerciser Right so that if, following the Board of Trade's restructuring, any full member sells even one share of the Class A stock it receives in the restructuring transactions, the Exercise Right terminates. CBOE cites Paragraph 2(b) of the 1992 Agreement, which specifies that:

          [I]n the event the CBOT splits or otherwise divides CBOT Full Memberships into two or more parts, all such parts and the trading rights and privileges appurtenant thereto shall be deemed to be part of the trading rights and privileges appurtenant to such CBOT Full Memberships and must be in the possession of an individual as either an Eligible CBOT Full Member or an Eligible CBOT Full Member Delegate to be eligible to be an Exercise Member.

(Exh. C, (P) 2(b)) (emphasis added).

          CBOE's attempt to "interpret" the term "CBOT Full Membership" to encompass equity rights that did not exist at the time the definition was adopted stretches the meaning of the

------------------
     /26/ To be clear again, the Board of Trade believes that the contract issues should be resolved by the courts. We are responding here to CBOE's use of the contract. We believe CBOE's Proposed Rule Change violates the Exchange Act, independent of its constituting a breach of the 1992 Agreement.
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Jonathan G. Katz
December 11, 2000
Page 68


term beyond all plausible bounds. CBOE's interpretation, which fails as a matter of both logic and law, is contrary to Section 6(b) of the Exchange Act and should not be approved./27/

          1. Paragraph 2(b) of the 1992 Agreement Does Not Prevent the Transfer of Purely Equitable Interests Such As Class A Shares.
               --------------------------------------------------------------

          The Commission has recognized that the definition of the term "Full Membership" in existing Rule 3.16(b) concerns the ability to "trade as a principal and broker in all contracts by open outcry or electronically during any segment of the trading day." SEC Release No. 34-32430, 58 Fed. Reg. 32969 (June 14, 1993) (approving the current version of Rule 3.16(c)) (Exh. D). This definition cannot legitimately be read to involve in any way holding or selling equity shares in CBOT as a "trading right or privilege" that must be retained by a CBOT full member in order to preserve the Exercise Right in the event of restructuring. The fact that the restrictions in Paragraph 2(b) do not pertain to ownership rights such as Class A shares is also evidenced by CBOE's insistence, as

--------------------

     /27/ CBOE's interpretation of the 1992 Agreement is internally inconsistent. In its proposal, CBOE asserts that, "after the CBOT restructures as a for profit stock corporation, the CBOT no longer will have members, because the CBOT will no longer be a membership corporation." Proposed Rule, 65 Fed. Reg. At 69589. CBOE then asserts that, by "destroying its membership structure, the CBOT will have made it impossible for its former members to hold 'all trading rights and privileges appurtenant to such CBOT Full Membership,' a requirement that Paragraphs 1(a) and 2(b) [of the 1992 Agreement] established as a fundamental prerequisite to the continued existence of the Exercise Right." Ibid. CBOE goes on to note, however, that "notwithstanding" all this, it "does not interpret the Exercise Right as having been extinguished if the CBOT only takes th[e] single reorganization step" of converting "from a membership to a stock corporation." Ibid. Perhaps CBOE realizes that the for profit Board of Trade will have members after restructuring. The holders of each series of Class B common stock will have trading rights and privileges that correspond to their trading rights and privileges today. They will be members of the Board of Trade subject to its self-regulatory authority just as they are today.

Jonathan G. Katz
December 11, 2000
Page 69


codified in CBOE Rule 3.16(b), that Board of Trade delegates are entitled to the Exercise Right because they hold all trading privileges "appurtenant to" Board of Trade membership even though they do not possess any of a full member's ownership or voting interests. See Rule 3.16(b). If the bundling precondition to preserving the Exercise Right meant that an individual had to possess all the trading rights and privileges of membership as well as all equitable interests, delegates would not be entitled to exercise.

          That the "holding all rights" requirement for exercise is restricted to rights that involve true trading privileges is further evidenced by CBOE's concession that the restrictions in Paragraph 2(b) of the 1992 Agreement do not apply to Board of Trade members' limited partnership interests in Ceres, which were also created in 1992. See Exh. C, (P) 3(d) (making no mention of equity or other ownership interests in setting forth the requirements for preserving the Exercise Right in the event of CBOT's restructuring). Before the 1992 Agreement was adopted, both CBOE and the Board of Trade submitted it to their members for approval. In a question and answer document circulated to members of both exchanges,/28/ the question was asked whether the provisions of the 1992 Agreement governing the Exercise Right applied to Board of Trade members' limited partnership interests in Ceres. As CBOE is well aware, the answer was unequivocally "no" because Ceres interests "are not trading rights or privileges and are therefore not subject to the Agreement." Q&A p.3 (Exh. C) (emphasis added).

------------------
     /28/ See June 1, 1992, letter from Scott Early to Burton R. Rissman, Esq., counsel for CBOE (providing the Q&A to counsel for use with CBOE) (Exh. U).

Jonathan G. Katz
December 11, 2000
Page 70


          The parties' understanding that the 1992 Agreement was inapplicable to Ceres limited partnership interests seriously undermines CBOE's assertion that the sale of Class A shares would terminate the Exercise Right. The Board of Trade's planned restructuring offers another convincing illustration. Ceres Limited Partnership interests in the Board of Trade's electronic trading business, which all agree were not implicated by the 1992 Agreement, will be exchanged for Series A preferred stock, under the current formulation. Under CBOE's position, any sale of that stock by a Full Member would terminate the Exercise Right, a strange twist given the accepted fact that Ceres limited partnership interests were not subject to the 1992 Agreement since they did not involve trading rights and privileges.

          CBOE's assertion in its Proposed Rule Change that it is "interpreting" existing Rule 3.16(b) in stating that a member must possess all equitable interests associated with Board of Trade membership in order to preserve the Exercise Right is simply implausible in light of the plain text of the Agreement and Article Fifth(b). If CBOE wishes to amend the term "every member" in Article Fifth(b) and the term every "Eligible CBOT Full Member" in existing Rule 3.16(b) to mean "any member who retains all trading and equitable interests attending Board of Trade membership," it may do so only by obtaining the requisite class vote approvals under Article Fifth(b) and obtaining the requisite written Board of Trade consent under Paragraph 4(b) of the 1992 Agreement. It may not do so through a unilateral "interpretation" of the Agreement that amends Article Fifth(b) and Rule 3.16(b) in violation of federal securities law.

Jonathan G. Katz
December 11, 2000
Page 71


          2.   Restructuring Will Not Split or Divide Full
               Memberships Under the 1992 Agreement.
               -------------------------------------------

          As is apparent from the text of Paragraph 2(b) of the 1992 Agreement, the phrase "split or divide" implies taking something that already exists and breaking it up into pieces or portions. That "something" for purposes of Paragraph 2(b) of the 1992 Agreement is the then "existing CBOT full membership." See Exh. C (P) (a) (defining "CBOT Full Membership" to mean one of the One Thousand Four-Hundred Two (1402) existing CBOT full memberships"). A "split or divide" of the then existing membership is simply not accomplished when a Board of Trade member sells a share of Class A stock. Class A shares are equitable interests (distributed to members in the form of dividends) that did not exist when Paragraph 2(b) was written. In addition, neither the distribution nor the sale of such interests in any way implicates trading rights or privileges with which the 1992 Agreement was concerned, much less effects a division of trading rights and privileges appurtenant to membership that would extinguish the Exercise Right under the Paragraph 2(b).

          After restructuring, trading rights and privileges will be implicated only by Class B stock. Specifically, only 1402 shares of Class B Series B-1 stock will be issued, one for each current full membership. As a comparison of full members' trading rights and privileges before and after restructuring reveals, restructuring will not split or divide a full member's trading rights and privileges:

          CBOT Full Member's Exclusive Trading Rights and Privileges

Jonathan G. Katz
December 11, 2000
Page 72



Following Execution of the 1992 Agreement         Following CBOT's Restructuring
-----------------------------------------         ------------------------------

 .    1402 Full Members                            .    1402 Full Members holding Series
                                                       B-1 stock

 .    Broker and trade any CBOT contract           .    Broker and trade any CBOT contract.

 .    Lease CBOT trading rights                    .    Lease CBOT trading rights

 .    Exercise Rights                              .    Exercise Rights

 .    Voting rights                                .    Voting rights

 .    Liquidation rights                           .    Liquidation rights

 .    Ability to sell trading rights for profit    .    Ability to sell trading rights for profit

          As is evident from the foregoing comparison, the 1402 CBOT full members who currently have the right to trade by open outcry and electronically in all CBOT contracts as principals and brokers, whose trading rights may be leased or sold, and who possess the right to CBOE membership under Article Fifth(b) will retain all of these privileges following the creation of the for profit Board of Trade. CBOE's Proposed Rule Change thus depends on an interpretation of Paragraph 2(b)'s reference to "trading rights and privileges" that is broader than the text will bear. See SEC Release No. 34-43521, 65 Fed. Reg. at 69589. CBOE's attempt unilaterally to impose a condition on the Exercise Right in response to the potential distribution of Class A shares has nothing to do with Paragraph 2(b) of the 1992 Agreement or with CBOT members' trading rights and privileges and thus cannot be approved as an "interpretation" of Article Fifth(b) consistent with Section 6(b) of the 1934 Act.

Jonathan G. Katz
December 11, 2000
Page 73


          3. Even if Class A Shares Could Be Considered Trading Rights, CBOE's Proposed Rule Change Could Not Be Approved
               Consistent with Section 6(b) of the Exchange Act.
               ----------------------------------------------------------

          Even if Class A shares were to be considered "trading rights and privileges" appurtenant to Board of Trade full membership (as CBOE argues), a member's decision to sell these shares would not terminate the Exercise Right under Paragraph 2(b) of the 1992 Agreement. This is because, under the Board of Trade's restructuring proposal, the distribution of Class A shares would not be limited to full members. Although Associate members, as well as membership classes known as GIMs, IDEMs and COMs, will receive fewer shares than full members, all Board of Trade members will receive the same Class A stock, which will be distributed to all members as a dividend regardless of the full or limited nature of each member's trading privileges.

          The fact that full members are not the only stockholders that will receive Class A shares defeats CBOE's reliance on Paragraph 2(b) of the 1992 Agreement. As is clear from the answer to Question 11 in the Q&A regarding the 1992 Agreement that was approved by CBOE and distributed to CBOE's membership, if a new trading privilege is made available to a "significant number of non-Full Members on the same terms on which it is offered to Full Members," then the full members do not have to retain possession of this privilege to preserve the Exercise Right under Paragraph 2(b) of the Agreement. (Exh. C, Q&A at 3)./29/ Thus, even if Class A shares could

------------------
     /29/ The precise text of question and answer 11 is as follows:

     Q- What if the CBOT offers new trading privileges available to more than just Full
                                                              (continued . . . )

Jonathan G. Katz
December 11, 2000
Page 74


properly be considered "trading rights and privileges appurtenant to full membership," a member's decision to sell his or her shares would not terminate the Exercise Right under Paragraph 2(b) of the 1992 Agreement because Class A shares are distributed not just to a "significant number of non-Full Members," but to all non-Full Members of the Board of Trade in the same manner as they are distributed to Full Members. Ibid.

          CBOE's attempt to restrict the Exercise Right under the guise of "interpreting" existing rules and definitions is not only disingenuous -- it is prohibited under the class voting requirements in Article Fifth(b) and is incompatible with the terms of Rule 3.16(b), especially in light of CBOE's contractual obligation not to amend or modify that rule "in any way" without the Board of Trade's written consent. Because CBOE's proposed prohibition on the sale of Class A shares contravenes both Article Fifth(b) and the definition of "Eligible CBOT Full Member" in existing Rule 3.16(b), the Proposed Rule Change cannot be approved consistent with Sections 6(b)(1) and 19(g)(1) of the Exchange Act.

--------------------
     /29/ (...continued)
          Members as a class; would a Full Member be required to have the new trading privilege to exercise at the CBOE?

     A- No, if the option is offered to a significant number of non-Full Members on the same terms on which it is offered to Full Members. Only when the new trading privilege is part of a benefit given to Full Members as a class must it be possessed in order to exercise at CBOE.

(Exh. C, Q&A at 3).

Jonathan G. Katz
December 11, 2000
Page 75


     C.   The Dual Access Amendment Should Not Be Approved.
          -------------------------------------------------

          CBOE's Dual Access Amendment provides that the Board of Trade's business decision to upgrade its electronic trading capability will terminate the Exercise Right because the "reformulated electronic trading facility . . . would afford CBOT members (or their delegates) the ability to trade CBOT products at the same time as they are trading on CBOE pursuant to the Exercise Right." SEC Release No. 34-43521, 65 Fed. Reg. 69585, 69588. This aspect of CBOE's Proposed Rule Change should not be approved for two reasons. First, CBOE's proposed "interpretation" would effect a substantive amendment to the Exercise Right in violation of the "every present and future" member of the Board of Trade requirement of Article Fifth(b), as well as its class vote requirement, because exerciser members have always been permitted to continue trading at the Board of Trade after becoming CBOE members. Second, the rule change violates multiple provisions of the 1934 Act because CBOE's admittedly anti-competitive justification for proposing it is to prevent 1402 Board of Trade members expressly granted the right to become CBOE members from exercising that right. See 65 Fed. Reg. at 69589./30/ One is hard-pressed to imagine any justification that could be in greater conflict with Section 6(b) of the Exchange Act.
------------------
     /30/Specifically, CBOE asserts that, as a result of the Board of Trade's restructuring, "CBOT members (or stockholders) would no longer have to choose at any given time between trading CBOT products as members or stockholders of that exchange or trading CBOE products as exerciser members of the CBOE" and that "if the exercise right were not extinguished in the face of these changes, it is probable that all 1402 of the present full members of CBOT, or their lessees, would chose to exercise to trade on the CBOE, since they could do so while retaining trading access to all CBOT products by means of the electronic trading facility." 65 Fed. Reg. at 69589.

Jonathan G. Katz
December 11, 2000
Page 76


CBOE's decision to destroy a legal right out of fear that it might be properly exercised is not only anti-competitive and contrary to the public interest, it is a violation of CBOE's own rules that cannot be upheld consistent with Section 6(b)(1) of the Exchange Act.

          Contrary to CBOE's assertion, Article Fifth(b) and CBOE Rule 3.16(b) do not even suggest, much less mandate, that Board of Trade members who exercise their right to trade on CBOE may not continue to trade at the Board of Trade. Board of Trade exercisers have always traded on both exchanges, and do today, consistent with Article Fifth(b) and without objection from CBOE:

     . Since 1972, Board of Trade exerciser members have been able to trade at CBOE during the day while at the same time executing orders at the Board of Trade by telephone or messenger or spending part of the day at either exchange (exerciser members also could serve as brokers on both markets);

     . Since 1987, when the Board of Trade instituted its evening session, exerciser members have been able to trade on both exchanges by trading on CBOE during the day and at the Board of Trade at night;

     . Since 1992, exerciser members have been able to trade on CBOE during the day and trade electronically in Board of Trade products through the GLOBEX (until 1994) and Project A electronic trading platforms; and

     . Since 1998, exerciser members have been able during normal trading hours at CBOE to use the Project A system and, more recently, the a/c/e platform to trade financial

Jonathan G. Katz
December 11, 2000
Page 77


          products at the Board of Trade side-by-side with the pit trading of those products at the Board of Trade./31/

CBOE is thus incorrect in asserting that the Board of Trade's restructuring or enhanced electronic trading capability will confer upon exerciser members the unprecedented ability to trade on both
------------------
     /31/ As evidenced by the following chart, various Board of Trade contracts are currently available for trading on the a/c/e system during regular trading hours at CBOE and the Board of Trade.

-----------------------------------------------------------------------------------------------------------------------------------
    A/C/E           CBOT Hours              London                 Frankfurt                Tokyo             Tokyo (During Non-
  Platform        (Chicago Time)                                                       (During Daylight      Daylight Savings)/1/
  (Sunday -                                                                               Savings)/1/
   Friday)
-----------------------------------------------------------------------------------------------------------------------------------
- Financial   8:00 p.m. - 4:00 p.m.  2:00 a.m. - 10:00 p.m.  3:00 a.m. - 11:00 p.m.  10:00 a.m. - 6:00 a.m.  11:00 a.m. - 7:00 a.m.
-----------------------------------------------------------------------------------------------------------------------------------
- Equity      8:15 p.m. - 4:00 p.m.  2:15 a.m. - 10:00 p.m.  3:15 a.m. - 11:00 p.m.  10:15 a.m. - 6:00 a.m.  11:15 a.m. - 7:00 a.m.
-----------------------------------------------------------------------------------------------------------------------------------
- Metals      8:15 p.m. - 4:00 p.m.  2:15 a.m. - 10:00 p.m.  3:15 a.m. - 11:00 p.m.  10:15 a.m. - 6:00 a.m.  11:15 a.m. - 7:00 a.m.
-----------------------------------------------------------------------------------------------------------------------------------
- Ags         8:30 p.m. - 6:00 a.m.  2:30 a.m. - 12:00 p.m.  3:30 a.m. - 1:00 p.m.   10:30 a.m. - 8:00 p.m.  11:30 a.m. - 9:00 p.m.
-----------------------------------------------------------------------------------------------------------------------------------

     - Effective as of October 15, 2000

     /1/Chicago Daylight Savings starts on the first Sunday in April and ends on the last Sunday in October. London and Frankfurt Daylight Savings starts on the last Sunday in March and ends on the last Sunday in October. Tokyo does not observe Daylight Savings.

24-Hour Time:

-----------------------------------------------------------------------------------------------------------------------------------
    A/C/E           CBOT Hours              London                 Frankfurt                Tokyo             Tokyo (During Non-
  Platform        (Chicago Time)                                                       (During Daylight      Daylight Savings)/1/
  (Sunday -                                                                               Savings)/1/
   Friday)
-----------------------------------------------------------------------------------------------------------------------------------
- Financial       20:00 - 16:00           2:00 - 22:00            3:00 - 23:00            10:00 - 6:00            11:00 - 7:00
-----------------------------------------------------------------------------------------------------------------------------------
- Equity          20:15 - 16:00           2:15 - 22:00            3:15 - 23:00            10:15 - 6:00            11:15 - 7:00
-----------------------------------------------------------------------------------------------------------------------------------
- Metals          20:15 - 16:00           2:15 - 22:00            3:15 - 23:00            10:15 - 6:00            11:15 - 7:00
-----------------------------------------------------------------------------------------------------------------------------------
- Ags              20:30 - 6:00           2:30 - 12:00            3:30 - 13:00           10:30 - 20:00           11:30 - 21:00
-----------------------------------------------------------------------------------------------------------------------------------

     - Effective as of October 15, 2000   /1/Chicago Daylight Savings starts on
the first Sunday in April and ends on the last Sunday in October. London and Frankfurt Daylight Savings starts on the last Sunday in March and ends on the last Sunday in October. Tokyo does not observe Daylight Savings.

Jonathan G. Katz
December 11, 2000
Page 78


exchanges and will thereby extinguish the Exercise Right. In fact, if CBOE's Dual Access Amendment were to be applied now, and not considered to be a new requirement, the Exercise Right would already be terminated and would have been for many decades. Moreover, the Dual Access Amendment is incompatible with market conditions that existed even when CBOE was founded, as the Commission itself has recognized.

          CBOE's position regarding simultaneous trading is not only factually incorrect, but utterly inconsistent with the fact that the Exercise Right has value for Board of Trade members precisely because it permits them to trade at CBOE as well as maintain their obligations to other exchanges and markets, notably the Board of Trade. As the Seventh Circuit observed in Clement v. Securities and Exchange Comm'n, 674 F.2d 641 (7th Cir. 1982), the right to CBOE membership conferred upon Board of Trade members under Article Fifth would be of "little value" to a Board of Trade member if "he were expected to be on the floor of the CBOE on a full-time, or nearly full-time, basis." Id. at 643. CBOE initially addressed this problem by creating two classes of market maker appointments. See former Rules 8.7(b); 8.3.02. Although CBOE's dual market maker structure has since been eliminated, see 49 Fed. Reg. 23721, 23723 (June 7,
1984), the Commission approved the two classes of appointments in 1973 knowing that they permitted Board of Trade members to reap the benefit of the Exercise Right while participating in other markets. See Securities Exchange Release No. 9985, 1 S.E.C. Doc. 11 (Feb. 1, 1973). The Commission further recognized exerciser members' right to trade on both exchanges in 1984 when it noted in approving CBOE's amended in-person market maker rule that the rule was not anticompetitive even though it

Jonathan G. Katz
December 11, 2000
Page 79


burdened exerciser members whose obligations at the Board of Trade often kept them away from the CBOE floor because it placed the burden on exerciser and regular CBOE members equally. See 49 Fed. Reg. 23721, 23723 (June 7, 1984). As the Seventh Circuit observed in Clement, CBOE's market marker rules enabled Board of Trade members to "fulfill [their] obligations to the public" by trading on the CBOT as well as to "engage in a volume of trading on the CBOE that made [their] market making economically viable." Clement, 674 F.2d at 643.

          As is clear from both the Commission's longstanding recognition of an exerciser member's ability to continue trading at the CBOT and the parties' failure to restrict the dual access privilege in existing Rule 3.16(b), the Board of Trade's current restructuring proposal simply maintains the historical right of exerciser members to trade both at the Board of Trade and at CBOE. The Commission should disapprove CBOE's Dual Access Amendment because it is not an interpretation of Article Fifth(b) or existing Rule 3.16(b), but a substantive amendment that conflicts with, and requires class votes under, Article Fifth(b). Just as CBOE cannot unilaterally interpret the term "every member" in Article Fifth(b) or the term "Full Member" in existing Rule 3.16(b) to mean "every member who retains all equitable interests in its Board of Trade membership," it cannot unilaterally interpret those terms to mean "every member who will discontinue trading at the Board of Trade after exercising."

Jonathan G. Katz
December 11, 2000
Page 80

     D.   The Customer Access Amendment Should Not Be Approved.
          -----------------------------------------------------

          CBOE states the Board of Trade's creation of an electronic trading subsidiary would extinguish the Exercise Right because "[t]hrough this reformulated electronic trading platform, nonmembers would have equivalent access to trade CBOT products that previously could be traded only by and through members." See SEC Release No. 34-43521, 65 Fed. Reg. 69585, 69588 (stating that, as a result, "CBOT members no longer would enjoy exclusive access to trade CBOT products"); see also ibid. (asserting that, under the Board of Trade's restructuring proposal, nonmembers "will not be required to own seats or any other type of membership interests in order to utilize directly the electronic trading platform"). CBOE's Proposed Rule Change is fraught with inconsistencies and is based on a fundamental misunderstanding both of existing practices at the Board of Trade and the Board of Trade's restructuring proposal.

          According to CBOE, "once the CBOT's electronic trading facility may be accessed directly by nonmembers of the CBOT for the trading of CBOT products that previously could be traded only by CBOT members," Board of Trade members (or their delegates) will have lost a key trading "privilege" of membership as defined in Rule 3.16(c) -- the "privilege of being able to trade CBOT products to the exclusion of nonmembers." Id. at 69689. Putting aside whether CBOE's construction of "privilege" makes sense, it skips over certain basic facts.

          First, nonmembers today may access Board of Trade markets through exchange members. Indeed, the markets exist to facilitate trading by members and nonmembers alike. Second, although it is true that only members may execute trades on the Board of Trade, no

Jonathan G. Katz
December 11, 2000
Page 81


restructuring plan at the Board of Trade contemplates changing that statutory requirement. See Section 4(a) of the Commodity Exchange Act. Nor could it. Today only Board of Trade members have access to execute orders by or through the a/c/e system. Third, electronic trading and technology generally have provided nonmembers with more market information and market power, in effect, than ever before. Any successful electronic trading platform must adapt to those competitive realities. That is why Board of Trade member firms today have used available technology to link their customer's computer terminals with the member firm servers to provide virtually instant market access, allowing customers to place orders on exchange electronic trading systems with fractional timing differentials from member orders. These developments are not the result of the Board of Trade's restructuring plan; they are facts of life in the highly competitive, technologically-sophisticated world in which our markets now operate. Nothing the Board of Trade or CBOE will do will stop those forces from evolving.

          1. CBOE's Position With Respect to Direct Access is Contrary to Existing Rule 3.16(b), the Terms of the Restructuring Proposal, and CBOE's Historical Treatment of the Exercise Right.
               ---------------------------------------------------

          CBOE misreads the definition of "Eligible CBOT Full Member" in Paragraph 1(a) of the 1992 Agreement. All that definition requires is that a full member be "in possession of all trading rights and privileges appurtenant to" CBOT Full Membership. Maintaining rights and privileges is a far cry from having those rights and privileges exclusively. Even if it were permissible for CBOE to import the adjective "exclusive" from Black's Law Dictionary into the

Jonathan G. Katz
December 11, 2000
Page 82


1992 Agreement and thereby amend the definition of "Eligible CBOT Full Member" contained in Rule 3.16(b) without securing the class vote approvals required by Article Fifth(b) or the consent required in Paragraph 4(b) of the contract, CBOE would still be wrong in asserting that the Board of Trade's restructuring plan gives customers trading rights "equivalent" to those of full members. 65 Fed. Reg. at 69589. According to CBOE, if Board of Trade customers have the right to trade directly on the CBOT, Board of Trade members will no longer enjoy exclusive trading rights and privileges and thus will no longer be eligible to exercise their right to CBOE membership. See ibid.

          But Rule 3.16(b) expressly defines "trading rights and privileges appurtenant to" Board of Trade full membership as the "right to trade as principal and broker in all contracts traded on the CBOT." Because the Board of Trade's proposed restructuring would not permit customers to act as brokers at all, much less with respect to all contracts traded at the Board of Trade, the "trading rights and privileges" of full membership, as those terms are defined in Rule 3.16(b), would remain exclusively with the Class B-1 shareholders under the Board of Trade's restructuring proposal.

          The untenable nature of CBOE's proposed interpretation of "trading rights and privileges" is further evidenced by CBOE's failure in the past to threaten termination of the Exercise Right in response to extensions of trading privileges similar to those at issue here. For example, although associate members have long enjoyed the ability to trade as principals and brokers at the Board of Trade, CBOE never asserted that their ability to share in this "privilege" of full membership terminated the Exercise Right because full members no longer enjoyed "exclusive" trading rights

Jonathan G. Katz
December 11, 2000
Page 83


and privileges. CBOE's reaction (or, perhaps more appropriately, lack thereof) to the Board of Trade's decision years ago to permit associate members to trade as principals and brokers reflects a proper understanding of the term "trading rights and privileges" as it is currently defined in Rule 3.16(b). Because associate members cannot trade all contracts as required by Rule 3.16(b)'s definition of full members' rights, their ability to trade as principals and brokers did not in any way threaten the Exercise Right. Similarly, granting Board of Trade customers direct access to the a/c/e system will not destroy the Exercise Right because customers will not be permitted to act "as principals and brokers with respect to all contracts traded on the CBOT." Contrary to CBOE's assertion in its Proposed Rule Change, customers who have direct access to the a/c/e platform, like associate members who have the right to trade as principals and brokers, will not have trading rights and privileges "equivalent" to those of full members, and thus will not affect full members' retention of the Exercise Right in the wake of the Board of Trade's restructuring.

          Finally, the restructuring proposal itself highlights the impropriety of CBOE's reliance on the definition of "trading rights and privileges" in Rule 3.16(b) as a basis for threatening the Exercise Right. It is planned that the Board of Trade's new charter will contain a provision guaranteeing that members holding Class B stock would be charged transaction fees on their trading lower than any nonmembers, whether trading by open outcry or electronically. Full members, the holders of Class B-1 stock, will be the only parties who will receive that "most favored nation" treatment for trading in all Board of Trade contracts. Thus, granting customers direct access will not confer upon them this or any other trading privilege "exclusive" to full membership -- it will simply

Jonathan G. Katz
December 11, 2000
Page 84

enhance competition and increase market participation in a manner consistent with, and indeed encouraged by, the Exchange Act.

          As is evident from: (1) the contours of the restructuring proposal,
(2) the definition of "Eligible CBOT Full Member" in Rule 3.16(b), and (3) the fact that the Exercise Right survived the creation years ago of associate and other fractional Board of Trade memberships, CBOE's proposal is predicated on the erroneous assertion that granting customers direct access to the Board of Trade's electronic trading system would elide the distinction between Board of Trade full members and nonmembers that is necessary to preserve the Exercise Right. The manner in which CBOE's proposed interpretation exalts form over substance by conditioning the Exercise Right on mutual exclusivity between the trading rights and privileges of full members (Class B-1 shareholders) and other nonmembers of the Board of Trade exposes Rule 3.16(c).01 as nothing more than an attempt to circumscribe the Exercise Right in violation of Article Fifth(b). The Proposed Rule Change should not be approved./32/
------------------
          /32/ Even if CBOE were correct in asserting that the restructuring proposal gives customers trading rights "equivalent" to those of full members and thus violates a condition for preservation of the Exercise Right, the Board of Trade could simply prevent the application of the proposed interpretation by restricting nonmember direct access through a/c/e to some, but not all, Board of Trade contracts. Under CBOE's theory, the Exercise Right would then remain in place since nonmembers would not have access to all contracts, as the experience with associate members and other non-full Board of Trade memberships confirms.

Jonathan G. Katz
December 11, 2000
Page 84


          2.   CBOE's Position with Respect to Direct Access
               Violates Section 6(b) of the Exchange Act.
               ---------------------------------------------

          CBOE's Customer Access Amendment is inconsistent with Section 6(b) of the Exchange Act for multiple reasons. CBOE's proposal violates Section 6(b)(1) because it: (1) effects a substantive amendment to the Exercise Right without securing the class vote approvals required by Article Fifth(b); and (2) construes certain terms defining the scope of the Exercise Right in a manner that directly conflicts with the definitions set forth in Rule 3.16(b). CBOE's position with respect to direct access also violates Section 6(b)(8) of the Exchange Act because CBOE's flawed assertion that restricting the Exercise Right is necessary to protect the exchange's resources does not justify the restraint on competition effected by limiting access to CBOE's markets as well as the Board of Trade's ability to compete in the electronic trading market. CBOE's Proposed Rule Change, which forces the Board of Trade to sacrifice either the Exercise Right or its ability to compete, simply cannot be approved consistent with Section 6(b)(8) of the Act.

     E. Side by Side Electronic Trading in Agricultural Futures Has No Bearing on the Exercise Right.
          --------------------------------------------------------------

          CBOE maintains that the Exercise Right will terminate immediately if the Board of Trade permits agricultural contracts to be traded on the electronic trading system during the day because this restructuring step alone would eliminate full members' "exclusive" right to trade these contracts. See 65 Fed. Reg. at 69588 (stating that permitting agricultural contracts to be electronically traded during the day "would result in all of CBOT's agricultural contracts, which heretofore have been traded only by CBOT full members by open-outcry on the CBOT trading floor,

Jonathan G. Katz
December 11, 2000
Page 86

being traded during all of the CBOT's hours of operation on the electronic trading system, side-by-side with trading in the CBOT's open-outcry market").

          CBOE's premise is factually wrong. The Board of Trade's agricultural futures contracts have, since 1996, been traded electronically. Now those contracts trade on the a/c/e system from 8:30 pm to 6:00 am Chicago time. In addition, since 1998, Board of Trade financial products have been traded electronically side-by-side with open outcry trading during the regular daily trading session. All the Board of Trade is proposing to do is to put its agricultural products on a par with the financial product sector. That competitive business decision has nothing whatsoever to do with the Exercise Right.

          In any event, CBOE's Agricultural Trading Amendment should be disapproved because it is inconsistent with CBOE's acceptance of existing side-by-side electronic trading practices, unnecessarily burdens competition in violation of Section 6(b)(8), and conflicts with existing exchange rules by disregarding the class vote requirements in Article Fifth(b) and the provisions of Rule 3.16(b). In its proposed interpretation, CBOE asserts that the Exercise Right will terminate "[e]ven if the CBOT implements only the modification to the way in which agricultural contracts are traded, without restructuring as a for profit stock corporation, [because] the right to trade these contracts, which formerly was limited to CBOT full members on the CBOT trading floor, will then be shared with all persons who have access to the new electronic trading facility." 65 Fed. Reg. at 69588.

Jonathan G. Katz
December 11, 2000
Page 87

          As is apparent from the foregoing statement, CBOE's position with respect to agricultural contracts is rooted in the same imaginative, but untenable, interpretation of "trading rights and privileges appurtenant to full membership" as CBOE's objection to direct access generally. CBOE's assertion that the Exercise Right will terminate if the Board of Trade permits daytime electronic trading of agricultural contracts therefore fails for the same reason as CBOE's proposal regarding direct access: existing Rule 3.16(b) does not require Board of Trade full members to possess trading privileges that are mutually exclusive of trading rights possessed by other members or nonmembers in order to preserve the Exercise Right. As a result, allowing nonmembers to trade agricultural futures contracts electronically during the day will not divest full members of any of the trading privileges they must retain in order to preserve the Exercise Right.

          Moreover, allowing nonmembers to trade agricultural contracts on the a/c/e platform during the day does not violate full members' exclusive trading rights any more than did the Board of Trade's decision to allow associate members to trade as principals and brokers in certain contracts formerly reserved to full members. In issuing an "interpretation" that uses the Board of Trade's pro-competitive proposal regarding agricultural contracts as a basis for threatening the Exercise Right, CBOE amends that Right in violation of Article Fifth(b), perverts the provisions of existing Rule 3.16(b), and unnecessarily burdens competition in violation of Section 6(b)(8) of the Exchange Act. The Commission should therefore disapprove CBOE's Proposed Rule Change.

Jonathan G. Katz
December 11, 2000
Page 88


     F.   CBOE's Proposed Rule Change Violates the 1992 Agreement.
          --------------------------------------------------------
          To this point, the Board of Trade has not argued that the Commission should disapprove CBOE's Proposed Rule Change because it constitutes a breach of the 1992 contract. The breach of contract action is properly before the Illinois state courts under Paragraph 6(c) of the contract./33/ In its motion to dismiss the Board of Trade's suit, however, CBOE asserts that the 1992 Agreement is not a contract governed by Illinois law, but an exchange rule subject to interpretation by CBOE and reviewable only by the Commission. See CBOE's Memorandum in Support of Motion to Dismiss (Memorandum), Civ. A. No. 00 CH 15000, Dec. 1, 2000, at 4. Although the 1992 Agreement is quite plainly a contract, not an exchange rule, assuming for purposes of argument that CBOE is correct and the Agreement is an exchange rule, the direct conflict between CBOE's Proposed Rule Change and the 1992 Agreement would simply provide a separate ground for disapproving proposed Rule 3.16(c).01 under Section 6(b) of the Exchange Act.

          1.   The 1992 Agreement Is Not an Exchange Rule.
               -------------------------------------------

          In support of its contention that the 1992 Agreement is an exchange rule, CBOE states in its memorandum supporting its motion to dismiss that the "1992 Agreement acknowledged and
------------------
     /33/Paragraph 6(c) provides:

          The parties mutually agree that either party to this Agreement may bring suit (on its own behalf or on behalf of its members, or both) to enforce the terms of this Agreement and to recover damages for any breach of this Agreement.

Jonathan G. Katz
December 11, 2000
Page 89


required that its material terms would be subject to the SEC's approval as a rule change pursuant to the requirements of [S]ection 19(b) of the Exchange Act." Memorandum at 4. Noting that the SEC "approved the terms of the 1992 Agreement" as set forth in CBOE's proposed Rule 3.16(c), see SEC Release No. 34-32430, 58 Fed. Reg. 32969 (June 14, 1993), CBOE concludes that the Agreement "thereby became effective as a CBOE rule change in accordance with federal law." Memorandum at 4.

          What CBOE knows, but deliberately ignores, is that Rule 3.16(b), which incorporates only two definitions from the Agreement, but not the Agreement itself, was the only proposed rule change published for comment and approved by the SEC in connection with the 1992 contract. See SEC Release No. 34-31977, 58 Fed. Reg. 14453 (March 17, 1993) (publishing for comment the current version of Rule 3.16(b) incorporating only certain provisions of the 1992 Agreement); (Exh.
D) (approving the proposed rule); Memorandum at 4 (noting that the Agreement itself required only that certain "material terms" would be "subject to SEC approval as a rule change"). While both the Agreement and the proposed rule [then] 3.16(c) were submitted to the Commission in 1992, only the proposed rule was approved as an exchange rule. Because the text of the Agreement was not incorporated into Rule 3.16(c), and because the Agreement itself was never published or approved as a rule change as required by Section 19 of the Exchange Act, CBOE is simply incorrect in asserting that the entire Agreement is an exchange rule. See Securities Exchange Act of 1934, ss. 19(b)(1) (stating that "[e]ach self-regulatory organization shall file with the Commission . . . copies of any proposed rule or any proposed change in, addition to, or deletion from the rules of such self-

Jonathan G. Katz
December 11, 2000
Page 90


regulatory organization" and that the "Commission shall, upon the filing of any [such] rule change, publish notice thereof" and, prior to decision, "give interested persons an opportunity to submit written data, views, and arguments concerning [the proposed rule]").

          That the 1992 Agreement is not an exchange rule is further evidenced by the terms of the contract itself, many of which would be rendered meaningless if the Agreement were in fact nothing more than an exchange rule subject to unilateral interpretation by CBOE. Paragraph 4(a) of the Agreement provides:

          From and after the Effective Date and so long as this Agreement remains in force and effect, the CBOT Rule Change shall not be amended or modified in any way by the CBOT without the written consent of the CBOE, and the CBOE Rule Change shall not be amended or modified in any way by the CBOE without the written consent of the CBOT, which consent in either case shall not be unreasonably withheld.

Exh. C, P. 4(a). This paragraph, which governs the manner in which the parties may amend their respective rules to implement certain provisions of the 1992 contract, contemplates the existence of the Agreement separate and apart from the implementing rule changes and would be meaningless if construed merely as part of the CBOE rule change to which it refers. More importantly, the Paragraph makes clear that CBOE "shall not" modify or amend "in any way" the terms of the Agreement governing who is an Eligible CBOT Full Member "without the written consent of the CBOT." Ibid. CBOE never obtained such consent from the Board of Trade before filing its Proposed Rule Change. Accordingly, if the 1992 Agreement is an exchange rule, CBOE's attempt to change by interpretation the 1992 Agreement constitutes a plain violation of that exchange rule

Jonathan G. Katz
December 11, 2000
Page 91


and thus Sections 6(b) and 19(g) of the Exchange Act. Moreover, if the Commission now approves CBOE's Proposed Rule Change, CBOE still will be immediately in breach of the 1992 Agreement for that reason as well.

          Paragraph 6(b) similarly speaks to the Agreement as a contract enforceable under Illinois law, only parts of which are subject to federal regulation by virtue of their incorporation into exchange rules:

         Except to the extent that this Agreement or any rule adopted pursuant to this Agreement is governed by any law of the United States or of a rule or regulation adopted by a regulatory agency pursuant to any such law, this Agreement shall be governed by and construed in accordance with the laws of the State of Illinois.

Exh. C, P. 6(b). If the parties intended the Agreement to be an exchange rule, the latter provision of this paragraph would be superfluous, a construction that is prohibited under general principles of contract and statutory interpretation. See, e.g., In re Hill, 981 F.2d 1474, 1487 (5th Cir. 1993) ("the law abhors an interpretation that results in the language of a contract having no meaning at all"); In re Kazmierczak, 24 F.3d 1020, 1022 (7th Cir. 1994) (stating that a "proposed contractual interpretation that would read out of a contract language obviously important to one of the parties . . . is plain implausible"); cf. also United States v. Nordic Village, Inc., 503 U.S. 30, 36 (1992) (noting the "settled rule that a statute must, if possible, be construed in such fashion that every word has some operative effect"). As is plain from its text and its history, the 1992 Agreement is not an exchange rule, but an independent contract enforceable by its own terms under Illinois law.

Jonathan G. Katz
December 11, 2000
Page 92

          2.   Even If the 1992 Agreement Is an Exchange Rule,
               the Commission Could Not Approve CBOE's Proposed Rule Change Consistent with Sections 6(b) and 19(g) of the Exchange Act.
               ---------------------------------------------------

          Sections 6(b)(1) and 19(g)(1) of the Exchange Act unambiguously require self-regulatory exchanges to abide by their own rules. Section 19(b)(2) of the Exchange Act ensures compliance with this mandate by prohibiting the Commission from approving any Proposed Rule Change that violates these subsections. Because CBOE's Proposed Rule Change violates the 1992 Agreement, CBOE's assertion that the Agreement constitutes an exchange rule would, if true, compel disapproval of the proposed rule under the Act.

          In its Proposed Rule Change, CBOE attempts to disguise four substantive amendments to the Exercise Right as an "interpretation" of the 1992 Agreement necessitated by the Board of Trade's proposed restructuring and other business plans. As we have seen, in much the same way that CBOE has failed to insulate its amendments from the class voting requirements in Article Fifth(b), CBOE's camouflage does not prevent the self-described "rule change" from violating Paragraph 4(b) of the 1992 Agreement, which requires CBOE to obtain the Board of Trade's "written consent" if the Exercise Right of the 1402 Board of Trade full members is to be "amended or modified in any way." Because CBOE did not even seek, much less obtain, that consent, CBOE's Proposed Rule Change violates the 1992 Agreement.

          The four amendments to the Exercise Right in proposed Rule 3.16(c).01 also violate the substantive provisions of the 1992 Agreement and thus CBOE's obligation to interpret all aspects

Jonathan G. Katz
December 11, 2000
Page 93

of the Exercise Right "in accordance with" the contract. As an initial matter, CBOE's attempt to place a cap or ceiling on the number of Board of Trade members who may exercise their right to CBOE membership clearly violates the Agreement, which guarantees precisely 1402 Board of Trade members the right to membership in CBOE. CBOE's interpretation of the Agreement's reference to "1402" members to mean "700 or less," like its interpretation of the Agreement's use of word "entitled" to mean "might be allowed," simply cannot be squared with the contract and therefore violates the Exchange Act. See Securities Exchange Act of 1934, (S)(S) (6)(b)(1); 19(g)(1).

          CBOE's position with respect to the sale of Class A shares similarly violates the 1992 Agreement and thus cannot be approved consistent with the Act. In support of its contention that the Exercise Right terminates once a Board of Trade full member sells even one share of Class A stock, CBOE relies on Paragraph 2(b) of the Agreement, which states that "in the event the CBOT splits or otherwise divides CBOT Full Memberships into two or more parts," a Board of Trade full member "must be in the possession of all such parts" in order to preserve the Exercise Right. (Exh. C, (P) 2(b)). As previously discussed in relation to CBOE's reliance on Rule 3.16(b), CBOE's attempt to construe the phrases "existing membership" and "trading rights and privileges" in Paragraph 2(b) of the Agreement to encompass equity rights that did not exist at the time the Agreement was adopted conflicts with the express definitions in the contract. Even if CBOE had the authority unilaterally to interpret the terms of the Agreement, which it does not, it is clear from Paragraph 1(c) of the Agreement that "trading rights and privileges" does not refer to equitable interests such as Class A shares. See Exh. C, (P) 1(c) (defining "trading rights and privileges" of full membership as

Jonathan G. Katz
December 11, 2000
Page 94

the ability to "trade as principal and broker in all contracts by open outcry or electronically during any segment of the trading day"). In attempting to amend the term "Eligible CBOT Full Member" as used in 1992 Agreement to mean "any member who retains all trading and equitable rights attending Board of Trade membership," CBOE's Proposed Rule Change violates the express provisions of the contract and thus cannot be approved under the Exchange Act.

          Like CBOE's proposed amendment regarding the sale of Class A shares, CBOE's proposed amendment regarding the impact on the Exercise Right of direct customer access to the a/c/e platform violates both the definition of "trading rights and privileges" set forth in Paragraph 1(c) of the 1992 Agreement and CBOE's obligation to interpret the Exercise Right in accordance with the contract. In its proposed rule, CBOE asserts that "once the CBOT's electronic trading facility may be accessed directly by nonmembers of the CBOT for the trading of CBOT products that previously could be traded only by CBOT members," the Exercise Right will terminate because Board of Trade members "will have lost a key 'privilege' of membership within the meaning of the 1992 Agreement - namely, the "[ability] to trade CBOT products to the exclusion of nonmembers." 65 Fed. Reg. at 69588. CBOE's reliance on the 1992 Agreement's definition of "trading rights and privileges" to support its position on direct access is clearly misplaced. Again, Paragraph 1(c) of the Agreement expressly defines "trading rights and privileges" as the ability to "trade as principal and broker for others in all contracts traded on the CBOT, whether by open outcry, by electronic means, or otherwise during any segment of a trading day." Because granting customers direct access to the a/c/e platform would not permit nonmembers to act as principals or brokers at all, it is not the Board

Jonathan G. Katz
December 11, 2000
Page 95

of Trade's restructuring plan, but CBOE's proposals regarding direct access to agricultural and other contracts, that must be rejected as inconsistent with the 1992 Agreement./34/

          Finally, CBOE's proposal that the Exercise Right terminates if an exerciser member trades on both CBOE and the Board of Trade violates the 1992 Agreement. Because the contract imposes no such restriction on exerciser members, CBOE's proposed amendment regarding dual access cannot be approved consistent with Sections (6)(b) and 19(g) of the Exchange Act.

          3.   Summary.
               --------

          As is apparent from the foregoing discussion, even if the 1992 Agreement were an exchange rule, proposed Rule 3.16(c).01 could not be approved consistent with the Exchange Act.
--------------------
     /34/ The Board of Trade's restructuring proposal clearly satisfies the three requirements necessary under Paragraph 3(d) of the 1992 Agreement for both the Exercise Right and the 1992 Agreement to "continue in full force and effect" after the Board of Trade restructures its business operations:

     . First, the Agreement requires that the restructured entity operate as "an exchange which provides or maintains a market in commodity futures contracts or options, securities, or other financial instruments." The Delaware for profit corporation created by the Board of Trade's restructuring plan satisfies this condition by providing a market in commodity futures or options, securities, and other financial instruments.

     . Second, the Agreement requires that the current "1,402 holders of CBOT Full Memberships" be granted memberships in the restructured entity. All 1402 Board of Trade full members retained the rights and privileges of membership when the Board of Trade reestablished itself in Delaware, and all 1402 full members will continue to retain all the rights and privileges of membership as Class B Series B-1 shareholders in the fully restructured, for profit Board of Trade.

     . Finally, the Agreement requires that membership in the restructured entity "entitle[] the holder thereof to have full trading rights and privileges in all products then or thereafter traded on the survivor [corporation]." All 1402 full members have full trading rights and privileges in all contracts traded on the surviving for profit Board of Trade, and will continue to possess such rights in the fully restructured, for profit entity.

Jonathan G. Katz
December 11, 2000
Page 96


CBOE's contention that the 1992 Agreement is an exchange rule thus precludes, rather than supports, approval of its Proposed Rule Change.

VII.  CONCLUSION
      ----------

          Article Fifth(b) of CBOE's Certificate of Incorporation guarantees Board of Trade members two basic rights: the right to CBOE membership and the right not to have that membership right altered in any way without the approval of 80% of Board of Trade member CBOE exercisers. CBOE's Proposed Rule Change violates both rights in order to accomplish admittedly anti-competitive goals through a pseudo "interpretation" of existing rules that conflicts not only with Article Fifth(b), but with other exchange rules and federal securities law.

          Recognizing that its Proposed Rule Change would not be approved if put to a vote of the requisite class members, CBOE has yet again attempted to interpret its way out of the requirements of Article Fifth(b) and Section 6(b) of the Exchange Act. Even if CBOE were correct in asserting that the 1992 Agreement is itself an exchange rule that CBOE has the authority to interpret, the Proposed Rule Change would violate Section 6(b)(1) of the Exchange Act because it relies on an "interpretation" of existing rules that conflicts with the 1992 Agreement. The logic behind the contract's restriction of CBOE's interpretive power over the Exercise Right is clear: if CBOE had complete discretion to set the terms of Board of Trade membership in CBOE for purposes of Article Fifth(b), the supermajority voting requirement in Article Fifth and the "no unilateral change" to the Exercise Right clause in the 1992 Agreement would be meaningless.

Jonathan G. Katz
December 11, 2000
Page 97


CBOE's poorly disguised effort to cast a substantive amendment of the Exercise Right as an "interpretation" of existing rules simply cannot be permitted under the 1934 Act. The Commission should therefore disapprove the Proposed Rule Change in accordance with the standards set forth in Section 19(b)(2).

                                            Respectfully submitted,

                                            /s/ Dennis A. Dutterer

                                            Dennis A. Dutterer
                                            Interim President and CEO

The CBOT urges its members and membership interest holders to read the Registration Statement on Form S-4, including the proxy statement/prospectus contained within the Registration Statement, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, Inc., 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention: Office of the Secretary, Telephone: (312) 435-3605, Facsimile:
(312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.